BROOKFIELD OFFICE PROPERTIES INC.
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE	Voting Information	1
	Who Can Vote	1
	Principal Holders of Voting Shares	1
	Q & A on Proxy Voting	2

PART TWO	Business of the Meeting	5
	1. Receiving the Consolidated Financial Statements	5
	2. Election of Directors	5
	Majority Voting for Directors	5
	Cumulative Voting for Directors	6
	Director Nominees	6
	3. Appointment of External Auditor	12
	Auditors Fees	13
	4. Advisory Resolution on Approach to Executive Compensation	13

PART THREE	Statement of Corporate Governance Practices	15
	Board of Directors	15
	Mandate of the Board	15
	Meetings of the Board	16
	Director Meetings Without Management	16
	Conflicts of Interest	16
	Size and Composition of the Board	16
	Independent Directors	17
	Areas of Director Expertise	18
	Director Orientation and Continuing Education	18
	Board Renewal	18
	Service on Other Boards and Audit Committees	19
	Interlocking Directorships	19
	Board of Directors Access to Outside Advisors	19
	Committees of the Board	19
	Audit Committee	20
	Human Resources and Compensation Committee	20
	Governance and Nominating Committee	21
	Board, Committee and Director Evaluation .	22
	Board and Management Responsibilities	22
	Board Positions	22
	Management’s Relationship to the Board	23
	Management Accountability	23
	Board and Committee Information	23
	Communication and Disclosure Policies	24
	Code of Business Conduct and Ethics	24
	Risk Management	24

PART FOUR	REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	26
	Director Compensation	26
	Director Share/DSU Ownership Requirements	26
	Director Compensation Tables	27
	Annual Director Compensation	27
	Outstanding Share-Based Awards and Option-Based Awards	28
	Incentive Plan Awards Vested or Earned During 2011	29
	Equity Ownership of Directors	29

PART FIVE	Report on Executive Compensation	30
	Compensation Discussion and Analysis	30
	Composition and Mandate of the HRC Committee	30
	Compensation Consultants	30
	Compensation Philosophy and Objectives	31
	Compensation Elements	31
	Base Salary	32
	Short-Term Incentives	32
	Long-Term Incentives	32
	Stock Option Plan	32
	Management Global Stock Option Plan	33
	Brookfield Office Properties Australia 2012 Option Plan	33
	Restricted Stock Plan	34
	Deferred Share Unit Plan	34
	Other Compensation	34
	Termination and Change of Control Provisions	34
	Approach to Risk Management .	34
	Policies Focused on Risk Management	35
	Option Exercise Hold Periods	35
	Hedging of Economic Risks for Personal Equity Ownership	35
	Recovery of Incentive and Equity-Based Compensation	35
	Practices Focused on Risk Management	35
	Conclusion	36
	Annual Compensation Process	36
	CEO Compensation	37
	Performance Graphs	39
	Common Shares (TSX)	39
	Common Shares (NYSE)	40
	Trend	40
	Option Awards	40
	Compensation of Named Executive Officers	41
	Outstanding Share-Based Awards and Option-Based Awards	42
	Value Vested or Earned During the Year	43
	Equity Compensation Plan Information .	43
	Employment Contracts	43

PART SIX	Other Information	45
	Indebtedness of Directors, Officers and Employees	45
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	45
	Directors’ and Officers’ Liability Insurance	45
	Interest of Management and Others in Material Transactions	46
	Shareholder Proposals	46
	Availability of Disclosure Documents	46
	Other Business	46
	Directors’ Approval	47

APPENDIX A	CORPORATE GOVERNANCE GUIDELINES	48

BROOKFIELD OFFICE PROPERTIES INC.
MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

In this Management Proxy Circular (“Circular”), the “Corporation”, “BPO”, “we”, “us” and “our” refers to Brookfield Office Properties Inc. and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

This Circular is provided in connection with the solicitation by the management of BPO of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the “Meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at Three World Financial Center on the 25th floor in New York, New York, USA on Thursday, May 3, 2012 at 11:00 a.m., New York time.

The solicitation of proxies by this Circular is being made by or on behalf of the management of BPO and the total cost of solicitation will be borne by the Corporation. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Corporation at nominal cost.

The information in this Circular is given as at March 12, 2012, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports financial results in U.S. dollars, all financial information in this Circular is in U.S. dollars.

Who Can Vote

At March 12, 2012, BPO had outstanding 503,768,205 common shares and 14,201,980 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 12, 2012, the record date (the “Record Date”) established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held on all matters that come before the Meeting or any adjournment thereof either in person, or by proxy.

For a description of the procedures to be followed to direct the voting of shares that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an “Intermediary”), please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 of this Circular.

PRINCIPAL HOLDERS OF VOTING SHARES

To our knowledge, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, securities of BPO entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BPO is Brookfield Asset Management Inc. (“BAM”), which, directly and indirectly, owned 252,130,147 common shares and 13,796,870 Class A Redeemable Voting preferred shares as of March 12, 2012, being approximately 50.0% and 97.1%, respectively, of the outstanding shares of each such class, and representing an aggregate voting interest of 51.3%. BAM is a global asset manager, focused on property, renewable, power and infrastructure assets with approximately $150 billion of assets under management. BAM’s shares are listed on the New York and Toronto stock exchanges (the “NYSE” and “TSX”, respectively) under the symbol “BAM” and on the NYSE Euronext under the symbol “BAMA”. Two of BPO’s current directors, Messrs. Jack L. Cockwell and J. Bruce Flatt, respectively, are also directors and executive officers of BAM.

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Q & A ON PROXY VOTING

Q:	What am I voting on?
A:	Holders of common shares and Class A Redeemable Voting preferred shares are voting on (i) the election of the Board of Directors; (ii) the appointment of the external auditor and authorizing the directors to set the external auditor’s remuneration; and (iii) an advisory resolution on the Corporation’s approach to executive compensation. Each of the foregoing must be approved by a majority of the votes cast by the holders of common shares and by the holders of Class A Redeemable Voting preferred shares who vote in respect of the resolutions.

Q:	Who is entitled to vote?
A:	Holders of common shares and Class A Redeemable Voting preferred shares as at the close of business on March 12, 2012 are entitled to vote. Each common share and Class A Redeemable Voting preferred share entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?
A:	If you are a registered shareholder, you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Q:	What if I plan to attend the Meeting and vote in person?
A:	If you are a registered shareholder and plan to attend the Meeting on Thursday, May 3, 2012 and wish to vote your shares in person at the Meeting, please register with Canadian Stock Transfer Company Inc. acting as administrative agent for the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. Your vote will be taken and counted at the Meeting. If your shares are held in the name of an Intermediary, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 4 for voting instructions.

Q:	What if I sign the form of proxy enclosed with this Circular?
A:	Signing the enclosed form of proxy gives authority to Gordon E. Arnell or Richard B. Clark, each of whom is a director of BPO, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my shares?
A:	Yes. You have the right to appoint a person or company other than the BPO directors named on the form of proxy to be your proxyholder; the person or company does not need to be another shareholder. Write the name of this person or company, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

Q:	What do I do with my completed proxy?
A:	Return it to BPO’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax at (416) 368-2502 or 1-866-781-3111 by no later than 5:00 p.m., New York time, on Tuesday, May 1, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:	Can I vote by Internet?
A:	If you are a registered shareholder, go to www.proxypush.ca/bpo and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m., New York time, on Tuesday, May 1, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

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Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your shares in accordance with your directions and on any ballot that may be called for, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of such directions, proxies received by management will be voted in favour of the election of directors of the Board, the appointment of the external auditor and authorizing the directors to set the external auditor’s remuneration and the advisory resolution on the Corporation’s approach to executive compensation.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of BPO knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?
A:	Yes. If you are a registered shareholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the General Counsel and Secretary of BPO at the following address no later than 5:00 p.m., New York time, on Wednesday, May 2, 2012 or to the Chairman on the day of the Meeting, Thursday, May 3, 2012, or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

Brett M. Fox
General Counsel and Secretary
Brookfield Office Properties Inc.
P.O. Box 770
Suite 330
Brookfield Place
181 Bay Street
Toronto, ON M5J 2T3

A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Q:	Who counts the votes?
A:	BPO’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies.

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Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general shareholder enquiries, you can contact Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent by mail at:

Canadian Stock Transfer Company Inc.
P.O. Box 700
Station B
Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860
within Canada and the United States toll free at: 1-800-387-0825;

or by fax: 1-888-249-6189 or (514) 985-8843;

or by email: inquiries@canstockta.com; website: www.canstockta.com.

Q:	If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?
A:	In many cases, common shares of the Corporation which are beneficially owned by a non-registered shareholder (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or
(b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

There are two ways you can vote your shares held by your Intermediary. As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form or form of proxy for the number of shares you beneficially own.

Since BPO has limited access to the names of its Non-Registered Shareholders, if you attend the Meeting BPO may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form or form of proxy and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with Canadian Stock Transfer Company Inc. upon arrival at the Meeting.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular and the Corporation’s 2011 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2011) (collectively, the “Meeting Materials”) to those Non-Registered Shareholders who have requested it, to the depositary and Intermediaries for onward distribution to Non-Registered Shareholders.

Non-Registered Shareholders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Shareholders to direct the voting of the shares they beneficially own. Non-Registered Shareholders should follow the procedures set out below, depending on which type of form they receive. Non-Registered Shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

(a)	Voting Instruction Form. In most cases, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

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(b)	Form of Proxy. Less frequently, a Non-Registered Shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise incomplete. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must complete the form of proxy and return it to CIBC Mellon Trust Company by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or by facsimile at (416) 368-2502 or 1-866-781-3111. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Shareholder must strike out the names of the persons named in the proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided.

PART TWO – BUSINESS OF THE MEETING

We will be addressing four items at the Meeting:

1.	Receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2011, including the external auditor’s report;
2.	Electing directors who will serve until the end of the next annual meeting of shareholders;
3.	Appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set the external auditor’s remuneration; and
4.	Considering an advisory resolution on the Corporation’s approach to executive compensation.

We will also consider other business that may properly come before the Meeting. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit.

1. Receiving the Consolidated Financial Statements

Our annual financial statements for the fiscal year ended December 31, 2011 are included in our 2011 Annual Report, which is being mailed to you with this Circular. The 2011 Annual Report will be placed before you and other shareholders at the Meeting.

2. Election of Directors

The Board of Directors recommends that each of the 11 director nominees be elected at the Meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed. Nine of the persons elected as members of the Board of Directors at the last annual meeting of shareholders held on May 4, 2011, are standing for re-election. In addition, two new directors, Messrs. Christie J.B. Clark and Paul J. Massey Jr., are standing for election.

Majority Voting for Directors

The Board of Directors has adopted a policy stipulating that, if the total number of shares voted in favour of the election of a director nominee at a shareholders’ meeting represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described below for cumulative voting), the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

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Cumulative Voting for Directors

Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are 11 directors nominated for election, you will be entitled to 11 votes). You may cast all such votes in favour of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below.

If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the Meeting or specify such distribution on the form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for any other proposed nominee at their discretion.

Director Nominees

The following table sets out the names of the 11 persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BPO held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of BPO and the approximate number of shares of each class (and other derivative securities including deferred share units) of BPO and its subsidiaries that each nominee has advised BPO, were beneficially owned, directly or indirectly, or subject to control or direction by that person at March 12, 2012.

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Gordon E. Arnell

Age: 76

Calgary, Alberta, Canada

Director since: 1989

(Not Independent)

Areas of Expertise:

CEO

Governance

Real Estate

Gordon E. Arnell has been Chairman of BPO and the Board of Directors since October 1995. Mr. Arnell was President of BPO from 1990-1995 and Chief Executive Officer from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors Chairman	6 of 6	100%	100%	Brookfield Office Properties Inc.	1989 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	95,400	—	95,400	N/A	1,573,918	N/A
2011	40,400	—	40,400	N/A	711,195
Change	(55,000)	—	(55,000)	N/A	(862,723)
Options Held(d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
489,500	1,648,980

William T. Cahill

Age: 61

Ridgefield, Connecticut, U.S.A.

Director since: 2000

(Independent) (a)

Areas of Expertise:

Financial Experience

Governance

Real Estate

Mr. Cahill is Managing Director Independent Risk at Citi Community Capital. He has held various positions in the past, including Managing Director at Citigroup Real Estate, Inc.; OREO from 1996-2002; Senior Asset Manager from 1991-1996; and Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	4 of 6	67%	73%	Brookfield Office Properties Inc.	2000 – Present
Governance and Nominating Committee	4 of 5	80%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	21,414	21,414	50%	364,895	Guidelines exceeded by 48.2%
2011	6,750	25,100	31,850	50%	555,783
Change	6,750	3,686	10,436	—	190,888
Options Held (d)

Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

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Christie J.B. Clark

Age: 58

Toronto, Ontario, Canada

Director nominee (Independent)(a)

Areas of Expertise:

Financial Experience

Governance

Mr. Clark retired from his position as the Chief Executive Officer of PricewaterhouseCoopers LLP (a professional services firm) in Canada in 2011, a position he had held since 2005. Mr. Clark was also a director of PwC during that time. Prior to that time, he was a National Managing Partner and a member of the firm's executive from 2001 to 2005. He was the National Managing Partner of the firm's Financial Advisory Services practice from 1995 to 2001 and prior to that time, a Financial Advisory Services partner with expertise in corporate restructurings, valuation and corporate finance. Mr. Clark is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clark sits on the Board of Loblaw Companies Limited and is a director of the Conference Board of Canada, Alpine Canada and the Canadian Partnership Against Cancer, of which he is chair of the audit and finance committee. Mr. Clark is no relation to Richard B. Clark, the Chief Executive Officer of BPO.

Board/Committee Memberships	Attendance	Total %	Public Board Membership
—	—	—	Loblaw Companies Limited	2011 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	—	—	—	—	$375,000
2011	—	—	—	—	—
—	—	—	—	—	—

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Richard B. Clark

Age: 53

New York, New York, U.S.A.

Director since: 2002

(Not Independent)

Areas of Expertise:

CEO

Financial Experience

Growth Initiatives

Real Estate

International Operations

Mr. Clark has been Chief Executive Officer of BPO since 2002 and was also the President from 2002 to 2011. He was President and Chief Executive Officer of BPO’s U.S. operations from 2000-2002; and prior to that held senior management positions for BPO and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee. Mr. Clark sits on the board of directors of General Growth Properties, Inc. on behalf of BAM and does not sit on any other external corporate boards.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	6 of 6	100%	100%	Brookfield Office Properties Inc. Brookfield Office Properties Canada General Growth Properties, Inc.	2002 – Present 2010 – Present 2010 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	456,389	456,389	N/A	7,776,869	N/A
2011	—	472,235	472,235	N/A	8,240,502
Change	—	15,846	15,846	N/A	463,633

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
4,361,250	18,417,963

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Jack L. Cockwell

Age: 71

Toronto, Ontario, Canada

Director since: 1999

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

International Operations

Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. He was President and CEO of BAM from 1991 to 2001 and was a senior executive of BAM’s predecessor companies since 1969. Mr. Cockwell is a governor of the Royal Ontario Museum and Ryerson University and a director of Teck Resources Limited, Astral Media Inc. and the Toronto Waterfront Corporation.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors Human Resources and Compensation Committee(e)	6 of 6 1 of 1	100% 100%	100%	Brookfield Office Properties Inc. Astral Media Inc. Brookfield Asset Management Inc. Norbord Inc. Teck Resources Limited Brookfield Renewable Power Inc.	1999 – Present 1997 – Present 1979 – Present 1987 – Present 2010 – Present 2009 – 2011

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	332,910	—	332,910	N/A	5,492,381	N/A
2011	332,910	—	332,910	N/A	5,857,113
Change	—	—	—	N/A	364,732

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

J. Bruce Flatt

Age: 46

Toronto, Ontario, Canada,

Director since: 2011

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Growth Initiatives

Real Estate

Mr. Flatt is Senior Managing Partner and Chief Executive Officer and a director of BAM and a number of its affiliates. Mr. Flatt previously served on the Board of Directors of BPO from 1996 to 2010 and prior to 2000, Mr. Flatt held a number of executive positions with BPO, including Chief Executive Officer. Mr. Flatt sits on the board of directors of General Growth Properties, Inc. on behalf of BAM and does not sit on any other external corporate boards.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors(f)	3 of 3	100%	100%	Brookfield Office Properties Inc. Brookfield Asset Management Inc. General Growth Properties, Inc. Brookfield Incorporações S.A.	2011 – Present 2001 – Present 2010 – Present 2011 – Present
Human Resources and Compensation Committee(e)	3 of 3	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	261,610	89,623	351,233	N/A	5,794,676	N/A
2011	261,610	92,672	354,282	N/A	6,233,126
Change	—	3,049	3,049	N/A	438,450

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

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Michael Hegarty

Age: 67

Briarcliff Manor, New York, U.S.A.

Director since: 2010

(Independent) (a)

Areas of Expertise:

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Hegarty is a corporate director. He retired in 2001 after 30 years’ experience in the financial services industry including most recently as the Senior Vice Chairman and Chief Operating Officer of AXA Financial, in which capacity he was the President and Chief Operating Officer of Equitable Life Assurance Society of the United States, from 1998 to 2001. Mr. Hegarty was also Vice Chairman of Chemical Banking Corporation and Senior Executive Vice President of Manufacturers Hanover Trust. Mr. Hegarty is director of Strongwood Insurance Holdings and Emigrant Bank and serves as an advisor to Madison Marquette, a privately held real estate investment and management company, and as a trustee of the MFS Funds.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	6 of 6	100%	100%	Brookfield Office Properties Inc.	2010 – Present
Audit Committee(e)	4 of 4	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	5,700	1,558	7,258	50%	123,676	82,730 (Guidelines 77.9% met)
2011	11,900	4,849	16,749	50%	292,270
Change	6,200	3,291	9,491	—	168,594

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

Paul J. Massey Jr.

Age: 52

Larchmont, New York, U.S.A.

Director nominee

(Independent)(a)

Areas of Expertise:

Growth Initiatives

Real Estate

Mr. Massey has been the Chief Executive Officer of Massey Knakal Realty Services since 1988 when he co-founded that firm. Massey Knakal is one of New York City’s largest commercial investment sales brokerages. Mr. Massey started his career at Coldwell Banker Commercial (now CBRE). Mr. Massey also serves on the board of Phillips Edison-ARC Shopping Centre REIT Inc., a public non-traded REIT that invests in retail real estate properties. Mr. Massey also serves as a director on various non-profit boards including the New York Pops, the Lower East Side Tenement Museum and The Roxbury Latin School.

Board/Committee Memberships	Attendance	Total %	Public Board Membership
—	—	—	Phillips Edison-ARC Shopping Centre REIT Inc.	2010 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	—	—	—	—	$375,000
2011	—	—	—	—	—
Change	—	—	—	—	—

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

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F. Allan McDonald

Age: 72

Elizabeth Bay, New South Wales, Australia

Director since: 2011

(Independent)(a)

Areas of Expertise:

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

International Operations

Mr. Allan McDonald is a corporate director. He was employed by an Australian investment bank, Development Finance Corporation Limited, for 25 years and at the time of its acquisition by Australia and New Zealand Banking Group Limited was Chairman and Managing Director. He then joined ANZ Bank (one of Australia’s largest banks) as Director Corporate Services and was subsequently appointed Director International Services. Since his retirement from ANZ Bank in 1989 he has been a director of a number of major Australian companies including Brambles Industries Limited and Brambles Industries plc (industrial services), Delfin Property Group Limited (property development) and TAB Limited (totalisator gaming provider). He is presently Chair of Astro Japan Property Group (Japanese Property Investment), Chair of General Reinsurance Australia Limited (reinsurance provider) and a director of Billabong International Limited (board sports apparel).

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors(f)	3 of 3	100%	100%	Brookfield Office Properties Inc. Astro Japan Property Group Billabong International Limited	2011 – Present 2010 – Present 2000 – Present
Audit Committee (g)	2 of 2	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	—	—	—	—	345,915 (Guidelines 7.8% met)
2011	—	1,667	1,667	50%	29,085
Change	—	1,667	1,667	N/A	29,085

Options Held(d)
—	—

Robert L. Stelzl

Age: 66

Hamilton, Montana, U.S.A.

Director since: 2005

(Independent) (a)

Areas of Expertise:

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, Inc., a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chair of Brookfield Residential Properties Inc. (“BRPI”) and serves as a trustee of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl served as a director and Chair of Brookfield Homes Corporation from 2002 until it merged with BPO’s residential home building business to form BRPI in March 2011 and was previously president of Bren Investment Properties, Inc. from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes of New England, Inc. He is also Former Chairman of Aman Hotels Group.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	6 of 6	100%	100%	Brookfield Office Properties Inc. Brookfield Residential Properties Inc. Brookfield Homes Corporation	2005 – Present 2011 – Present 2002 – 2011
Audit Committee Chair	4 of 4	100%
Human Resources and Compensation Committee	4 of 4	100%

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	2,250	16,692	18,942	50%	322,772	Guidelines exceeded by 10.9%
2011	2,250	21,587	23,837	50%	415,956
Change	—	4,895	4,895	—	93,184

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
—	—

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John E. Zuccotti

Age: 74

New York, New York, U.S.A.

Director since: 1998

(Not Independent)

Areas of Expertise:

CEO

Compensation

Financial Experience

Governance

Growth Initiatives

Real Estate

Mr. Zuccotti has been Co-Chairman of BPO and the Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998. Mr. Zuccotti was Chairman of the Real Estate Board of New York from 2004-2006; Deputy Chairman of BPO from 1999-2002; President and Chief Executive Officer, Olympia & York Companies U.S.A. from 1990-1996; Partner, Brown & Wood LLP from 1986-1990 and Tufo & Zuccotti from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; and Chairman, New York City Planning Commission from 1973-1975. Mr. Zuccotti is also Trustee Emeritus at Columbia University.

Board/Committee Membership	Attendance		Total %	Public Board Membership
Board of Directors	6 of 6	100%	100%	Brookfield Office Properties Inc.	1998 – Present

Number of Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Common Shares (#)	DSUs (#)	Total Number of Shares and DSUs (#)	% of Fees Taken in DSUs	Total Value of Shares and DSUs ($) (b)	Value of Shares/DSUs Needed to Meet Ownership Guidelines ($) (c)
2010	—	—	—	N/A	—	N/A
2011	—	—	—	N/A	—
Change	—	—	—	N/A	—

Options Held(d)
Total Unexercised (#)	Total Value of Unexercised Options ($)
396,000	1,297,980

Notes:

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under the NYSE listing standards and National Instrument 52-110 - Audit Committees (“NI 52-110”).
(b)	For directors who receive payment in U.S. dollars, this amount is based on the closing price of a common share on the NYSE on February 28, 2012 of $17.45 and for directors who receive payment in Canadian dollars, this amount is based on the closing price of a common share on the TSX on February 28, 2012 of C$17.34 converted to U.S. dollars at the exchange rate on March 1, 2012 of C$1.00 = US$1.01463, as reported by OANDA.
(c)	The ownership guideline for independent directors is DSUs or common shares having an aggregate investment cost or current market value equal to $375,000. See “Director Share/DSU Ownership Requirements”.
(d)	In February 2004, the Board approved an amendment to our Stock Option Plan to make non-management directors ineligible to receive stock option grants. Accordingly, non-management directors are not eligible to receive further options to acquire our common shares and none of our non-management directors holds options. See “Report on Director Compensation and Equity Ownership” for information on the directors’ option awards outstanding as at December 31, 2011. The value of the unexercised options is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on February 28, 2012 of $17.45 and for directors who receive payment in Canadian dollars, is based on the closing price of a common share on the TSX on February 28, 2012 of C$17.34 converted to U.S. dollars at the exchange rate on March 1, 2012 of C$1.00 = US$1.01463, as reported by OANDA.
(e)	Mr. Flatt replaced Mr. Cockwell as a member of the Human Resources and Compensation Committee on May 4, 2011. Messrs. Flatt and Cockwell were therefore only eligible to attend one and two Human Resources and Compensation Committee meetings, respectively, in 2011. Mr. Flatt acted as Chairman of the Human Resources and Compensation Committee meeting on May 4, 2011, but his appointment as Chairman was contingent upon his election as a director at BPO’s annual shareholder meeting later that day.
(f)	Messrs. Flatt and McDonald were elected as directors on May 4, 2011 and were therefore only eligible to attend three Board meetings in 2011.
(g)	Mr. McDonald was appointed as a member of the Audit Committee on May 4, 2011 and was therefore only eligible to attend two Audit Committee meeting in 2011.

3. Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte & Touche LLP as the external auditor of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”), are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of BPO since 1978.

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Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of reappointing Deloitte & Touche as external auditors of BPO to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the external auditors.

Auditors Fees

From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

The following table sets forth information on the fees billed or expected to be billed by Deloitte & Touche to BPO relating to the fiscal years ended December 31, 2011 and 2010:

Service Performed	2011(1)	2010(2)
Audit fees (3)	$3,595,000	$5,607,000
Audit related fees (4)	$4,140,000	$6,273,000
All other fees	$15,000	—
Tax fees	$50,000	$30,000
Total fees	$7,800,000	$11,910,000

Notes:

(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2011 of C$1.00 for each US$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2010 of C$1.00 for each US$1.00.
(3)	Included in this amount is $535,000 and $215,000 (2010 - $280,000 and $135,000) relating to the audits of Brookfield Canada Office Properties, which is listed on the TSX and the NYSE, and BPO Properties Ltd., which is wholly-owned by the Corporation except for its preferred shares which are listed on the TSX.
(4)	Included in this amount is $3,600,000 (2010 - $5,110,000) related to the audit of various BPO subsidiaries and $540,000 (2010 - $1,163,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 and the audit of internal control over financial reporting as of December 31, 2011 and 2010, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Audit-related fees include fees relating to employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

Other Fees consist of fees for assistance with corporate and social responsibility reporting.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

4. Advisory Resolution on Approach to Executive Compensation

The Corporation believes that its compensation objectives and approach align the interests of management with the long-term interests of shareholders and are appropriate. Details of the Corporation’s approach to executive compensation are disclosed in the Report on Executive Compensation beginning on page 30 of this Circular.

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In 2012, the Board adopted a policy of giving shareholders the opportunity to cast an advisory vote on the Corporation’s approach to executive compensation. This policy reflects the Corporation’s ongoing efforts to both meet its objectives and ensure a high level of shareholder engagement. The Board recommends that shareholders approve the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this Circular delivered in advance of the 2012 annual meeting of shareholders of the Corporation.

To be effective, the Say on Pay Resolution must be approved by a majority of the votes cast by the holders of our shares entitled to vote, present in person or represented by proxy at the Meeting. Because this is an advisory vote, the results will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee (the “HRC Committee”) will take into account the results of the vote when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on the Corporation’s executive compensation practices. The Corporation’s Corporate Governance Guidelines attached as Appendix A to this Circular describe how shareholders can contact the Board directly.

Unless directed otherwise, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the Say on Pay Resolution.

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PART THREE - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Directors who are elected by and are accountable to the shareholders and takes into account the role of management who are appointed by the Board of Directors and who are charged with the ongoing management of BPO. Our Board of Directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of BPO, having always as its ultimate objective the long-term interests of BPO and the enhancement of value for shareholders.

We conduct a comprehensive review of our corporate governance practices annually. The Board of Directors has adopted a Code of Business Conduct and Ethics (the “Code”), a Disclosure Policy and a Personal Trading Policy and has adopted Corporate Governance Guidelines for the Board of Directors and Charters for each committee. These Charters are in compliance with the NYSE rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.

As set out under “Principal Holders of Voting Shares,” BAM owns approximately 50.0% of our common shares and 97.1% of our Class A Redeemable Voting preferred shares representing an aggregate voting interest of approximately 51.3%. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The HRC Committee is currently comprised of a majority of independent directors and has one BAM representative. The Governance and Nominating Committee and the Audit Committee are currently comprised solely of independent directors. In the future, the Governance and Nominating Committee and the Audit Committee will continue to be comprised solely of independent directors and the HRC Committee will continue to be comprised of a majority of independent members and one member related to BAM. The Board of Directors believes this is an appropriate mix of directors and that the involvement of BAM on the HRC Committee promotes effective oversight of the business plan and assessment of management’s performance on an ongoing basis.

Board of Directors

Mandate of the Board

Our Board of Directors oversees the management of BPO’s business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer (“CEO”). In doing so, the Board of Directors acts at all times with a view to the best interests of BPO. The Board of Directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders, including our employees, suppliers, customers and the communities in which we operate. In fulfilling its responsibilities, the Board of Directors adopted our Corporate Governance Guidelines. These Corporate Governance Guidelines, which include a detailed mandate for the Board of Directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A and also includes position descriptions for the Chairman, the CEO and the lead independent director.

In fulfilling its mandate, the Board is, among other matters, responsible for the following:

•	overseeing the Corporation’s overall long-term strategic planning process and reviewing and approving its annual business plan;
•	assessing the principal risks of the Corporation’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•	appointing the CEO, overseeing the election of other members of senior management and reviewing succession planning;
•	assessing management’s performance against approved business plans;
•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements;
•	promoting the effective operation of the Board; and
•	safeguarding shareholders’ equity interests through the optimal utilization of the Corporation’s capital resources, including issuance of debt and equity securities and setting an appropriate dividend policy.

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Meetings of the Board

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. The Board of Directors may also take action from time to time by unanimous written consent.

The Board of Directors meets at least once in each quarter, with additional meetings held when required. The Board also meets annually to review the Corporation’s annual business plan which includes the Corporation’s long-term strategy. During 2011, the Board of Directors and its committees held 19 meetings in total. The board of directors also approved certain matters by written resolution. Attendance at these meetings is shown below and individual director attendance is shown in the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees”.

Board/Committee	Number of Meetings	Attendance
Board of Directors	6	97%
Audit Committee	4	100%
Governance and Nominating Committee	5	93%
HRC Committee	4	100%
Total and Average for all Meetings	19	97%

Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. There are four regular meetings of the Board of Directors scheduled for 2012. Additional meetings may be called by the Chairman, the CEO or any two directors on proper notice.

The Chairman is primarily responsible for the agenda. Prior to each Board meeting, the Chairman discusses agenda items for the meeting with the CEO, the lead independent director, other members of senior management and other members of the Board of Directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management or raise subjects that are not on the agenda for that meeting.

In advance of each Board of Directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters to be considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Director Meetings Without Management

During 2011, four private sessions of the independent directors were held without the related directors or management present. These meetings were held at the end of all regularly scheduled Board meetings. These meetings were conducted under the direction of Mr. Olson, the lead independent director, who reported back to the CEO on any matters requiring action by management. In addition, the Audit Committee meets without management present after all Audit Committee meetings.

Conflicts of Interest

Each director is required to inform the Board of Directors of any potential or actual conflicts, or what might appear to be a conflict of interest, he or she may have with the Corporation. If a director has a personal interest in a matter before the Board of Directors or a committee, he or she must not participate in any vote on the matter except where the Board of Directors or the committee has expressly determined that it is appropriate for him or her to do so.

Size and Composition of the Board

The Board of Directors is currently composed of 11 directors. Eleven nominees are standing for election as directors. The Board of Directors considers that its size and composition is appropriate given the diversity of BPO’s operations and the need for a variety of experience and backgrounds. The Board of Directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.

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Each director must have an understanding of BPO’s principal operational and financial objectives, plans and strategies, financial position and performance, as well as the performance of BPO relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board of Directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board of Directors shall accept such offer of resignation.

Independent Directors

The Board of Directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the Board of Directors utilizes the definition of “independent” in the NYSE listing standards and in NI 52-110. In making these determinations, the Board of Directors examines each individual director’s circumstances and his or her relationship to BPO and its affiliates. For a director to be independent, the Board must affirmatively determine that such director has no material relationship with BPO.

The Board has a policy that at least a majority of its directors should be independent directors. The following table describes the independence status of the current directors as well as the two new nominees proposed for election at the Meeting.

Independence Status of Nominated Directors
Director	Independent	Related	Management	Reason for Related Status
Gordon E. Arnell			✓	Mr. Arnell is the Chairman of the Corporation.
William T. Cahill	✓
Christie J.B. Clark	✓
Richard B. Clark			✓	Mr. Clark is the Chief Executive Officer of the Corporation.
Jack L. Cockwell		✓		Mr. Cockwell is Group Chairman of BAM, the Corporation’s majority shareholder.
J. Bruce Flatt		✓		Mr. Flatt is Senior Managing Partner and Chief Executive Officer of BAM, the Corporation’s majority shareholder.
Michael Hegarty	✓
Paul J. Massey Jr.	✓
F. Allan McDonald	✓
Allan S. Olson(1)	✓
Robert L. Stelzl	✓
Diana L. Taylor(1)	✓
John E. Zuccotti			✓	Mr. Zuccotti is the Co-Chairman of the Corporation.

Note:

(1)	Not standing for re-election at the meeting.

The Board has determined that six of the eleven proposed director nominees for election at the Meeting are independent. These independent nominees are William T. Cahill, Christie J.B. Clark, Michael Hegarty, Paul J. Massey Jr., F. Allan McDonald and Robert L. Stelzl. In determining that all of these directors are independent, the Board of Directors considered all relevant facts and circumstances, including that in the normal course of business, BPO provides real estate and/or services to, and receives rental income and/or services from, companies with whom some of these directors are affiliated. Allan S. Olson has served as the lead independent director since 2005. Mr. Olson is also the Chairman of the Governance and Nominating Committee. Since Mr. Olson is not standing for re-election at the Meeting, an independent director will be appointed to replace Mr. Olson in these positions following the Meeting.

Messrs. Cockwell and Flatt are not independent because they are officers of BAM, the Corporation’s majority shareholder.

The three management representatives, Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, CEO, are not independent because they are members of senior management of BPO.

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Areas of Director Expertise

The Corporation endeavours to ensure that the Board of Directors is comprised of directors with the areas of expertise required to ensure effective governance of the Corporation and provide strategic advice to management. Each year, the Corporation surveys the incumbent directors and any additional directors proposed for nomination to identify their areas of expertise, using the following categories:

•	currently or recently a chief executive officer of a public corporation;
•	understanding of compensation, benefits and pension programs, including expertise in executive compensation programs;
•	financial experience, including senior executive experience in financial accounting and reporting and corporate finance;
•	expertise in board governance;
•	experience in driving strategic direction (including risk oversight) and managing or leading growth initiatives;
•	experience in the ownership, development or management of real estate;
•	international experience particularly in the Corporation’s locations of business; and
•	expertise in other areas that are important to the Corporation.

The key areas of expertise of the 11 proposed nominees for election to the Board at the Meeting are set out in the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees”.

Director Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the CEO, the Chairman of the Board and the lead independent director to learn about BPO and its operations. In order to ensure that BPO’s directors maintain the skill and knowledge necessary to meet their obligations as directors, the Board of Directors and the committees receive reports from management on different areas of the Corporation’s business and strategic initiatives, as well as presentations from third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the Board of Directors’ regular quarterly meetings and on regular update calls, management provides an update of the business conditions in our primary markets. Directors are encouraged to suggest topics for discussion or special presentations at regular Board meetings and the annual strategy sessions. Director dinners are held prior to or immediately following most regularly scheduled Board meetings with senior management present, providing an opportunity for informal discussion and management presentations on selected topics of interest.

Board Renewal

The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive BPO and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into BPO, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director’s continuation on the Board. This allows each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board. For further information on the selection criteria and current strengths of the Board as a whole, see “Committees of the Board – Governance and Nominating Committee”.

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The following table sets out the tenure of the nominees to our Board of Directors:

Number of	5
Directors	4
	3
	2
	1
		0 - 5	5 - 10	10 - 15	15 - 20	20 - 25
		Number of Years as a Board Member

Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairman in advance of accepting an invitation to serve on the board of directors of another public company and, as a general rule, directors are not allowed to join a board of directors of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Interlocking Directorships

There are no interlocking directorships among the Corporation’s independent directors. Messrs. Cockwell and Flatt both serve as board members of the Corporation’s parent company, BAM. Messrs. Clark and Flatt both serve on the board of directors of General Growth Properties, Inc., of which BAM and its consortium partners own an approximate 38% equity interest. The Corporation does not consider the participation of these non-independent directors on the board of BPO’s parent company or on the board of one of its affiliates to conflict with their roles as directors of the Corporation and they do not receive any compensation for their service on these boards.

Board of Directors Access to Outside Advisors

The Board of Directors may at any time retain outside financial, legal or other advisors at the expense of BPO and has the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Directors may retain outside advisors, at the expense of BPO, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of BPO.

Committees of the Board

We believe that committees of the Board of Directors assist in its effective functioning and that the appropriate composition of Board committees should enable the views of independent directors to be effectively represented.

Our Board of Directors has three standing committees: the Audit Committee, the HRC Committee and the Governance and Nominating Committee. The responsibilities of these three committees are set out in written Charters, which are reviewed and approved annually by the Board of Directors. The Charters of these committees can be found on the Corporation’s website at www.brookfieldofficeproperties.com and a description of the responsibilities of the committee chairs can be found in the Corporate Governance Guidelines which are attached hereto as Appendix A. Special committees may also be formed from time to time as required to review particular matters or transactions.

The Governance and Nominating Committee and the Audit Committee are comprised solely of independent directors and the HRC Committee is comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the Board of Directors on the recommendation of the Governance and Nominating Committee.

While the Board of Directors retains overall responsibility for corporate governance matters, the Audit, HRC and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities. The following is a brief description of the Charters of each committee, its composition and the meetings held during the past year.

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Audit Committee

The Audit Committee is comprised of four directors all of whom are independent: Robert L. Stelzl (Chairman), Michael Hegarty, F. Allan McDonald and Allan S. Olson. In addition to being independent directors as described under the section “Independent Directors” above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act, in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with BPO. Each member of the Audit Committee is Financially Literate, as this term is defined under the NYSE listing standards and NI 52-110, and Mr. Stelzl is considered to be an Audit Committee Financial Expert, as this term is defined under Sarbanes-Oxley Act.

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. Hegarty, Olson and McDonald have also served on the audit committees of various public and private companies. In addition, Messrs. Stelzl, McDonald and Olson have business-related university degrees and Mr. McDonald is a fellow of the Australian Society of Certified Practicing Accountants. Details of the experience of Messrs. Stelzl, Hegarty and McDonald are contained under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by the Corporation, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s internal and external auditors. The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of the financial condition and results of operations prior to their approval by the full Board of Directors. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors. The Audit Committee meets regularly in separate private sessions with the Corporation’s external and internal auditors, without management present, to discuss and review specific issues as appropriate.

The Audit Committee met four times in 2011. There are four Audit Committee meetings scheduled for 2012. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Audit Committee is reviewed annually by the Audit Committee and the Governance and Nominating Committee and is approved by the Board of Directors. A copy of the Audit Committee Charter is included in our Annual Information Form, and additional information required under NI 52-110 is included in the section of our Annual Information Form entitled “Audit Committee Information” which is posted on our website, www.brookfieldofficeproperties.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Corporation as set out under the heading “Availability of Disclosure Documents”.

Human Resources and Compensation Committee

The HRC Committee is comprised of three directors: J. Bruce Flatt (Chairman), Allan S. Olson and Robert L. Stelzl.

As described above under the section “Independent Director”, Mr. Olson and Mr. Stelzl are independent directors. Mr. Flatt is not considered independent due to his role as Senior Managing Partner and Chief Executive Officer of BAM, the majority shareholder of BPO. Taking into account BAM’s substantial interest in BPO and that the majority of the members of the HRC Committee are independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

All of the members of the HRC Committee have acquired the relevant skill and experience that enable them to make decisions on the suitability of BPO’s compensation policies and practices through service as senior executive officers of various public and private companies in different sectors, with ultimate oversight of the human resources functions. All of the members of the HRC Committee have also served on the board of directors of a variety of private and public companies, where they have been exposed to numerous compensation issues as well as different compensation practices and programs. Details of the experience of Messrs. Flatt, Olson and Stelzl are contained under the heading “Business of the Meeting – Election of Directors – Director Nominees.” The collective experience and depth of knowledge represented by the members of the HRC Committee provide the committee with the capability and perspective to oversee the Corporation’s executive compensation philosophy and objectives and the implementation of programs to meet those objectives.

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The HRC Committee is responsible for reviewing and reporting to the Board of Directors on human resources planning, including: succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; BPO’s incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the CEO, reviews the position description of the CEO, establishes objectives against which to review and assess the CEO’s performance and annually assesses the performance of the CEO against these objectives.

The HRC Committee believes that the Corporation’s current compensation policies have been effective at retaining top talent and aligning their interests with the Corporation’s shareholders and that they meet the Corporation’s other objectives as described below under the heading “Compensation Philosophy and Objectives”. For an overview of the annual compensation process, see “Report on Executive Compensation – Annual Compensation Process”.

The HRC Committee met four times in 2011. There are four HRC Committee meetings scheduled for 2012. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the HRC Committee is reviewed annually by the HRC Committee and the Governance and Nominating Committee and approved by the Board of Directors.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three directors, all of whom are independent: Allan S. Olson (Chairman), William T. Cahill and Diana L. Taylor.

The Governance and Nominating Committee is responsible for reviewing the performance of the Board of Directors as a whole on an annual basis, including specifically reviewing areas in which the Board of Directors’ effectiveness may be enhanced. It is also responsible for identifying and reviewing the credentials of proposed nominees for election or appointment to the Board of Directors and for recommending candidates for Board membership. Before recommending a new candidate, the committee assesses candidates in relation to a matrix of criteria established by the Board of Directors to ensure he or she has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective Board of Directors. Character and behavioral qualities, including creditability, integrity and communications skills are also considered.

The director’s matrix which sets out the selection criteria and current strengths of the Board as a whole, taking into account the two new directors nominated for election at the Meeting, is set out below.

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Director	CEO Management Skills	Compensation Expertise	Financial Experience	Governance Experience	Growth Initiatives	Real Estate	International Operations
Gordon E. Arnell	✓			✓		✓
William T. Cahill			✓	✓		✓
Christie J.B. Clark			✓	✓		✓
Richard B. Clark	✓		✓		✓	✓	✓
Jack L. Cockwell	✓	✓	✓	✓	✓	✓	✓
J. Bruce Flatt	✓	✓	✓		✓	✓
Michael Hegarty		✓	✓	✓	✓	✓
Paul J. Massey Jr.					✓	✓
F. Allan McDonald		✓	✓	✓	✓	✓	✓
Robert L. Stelzl			✓	✓	✓	✓
John E. Zuccotti	✓	✓	✓	✓	✓	✓

The Chairman of the Governance and Nominating Committee and/or lead independent director and/or the Chairman of the Board meets with the candidate to discuss his or her interest and ability to devote sufficient time and resources to the position. Prior to nomination, the potential director must disclose possible conflicts of interest with BPO, and background checks, as appropriate, are completed. The Governance and Nominating Committee is also responsible for reviewing and reporting to the Board of Directors on: director compensation; the Charters of each existing committee; the position description for the Chairman; BPO’s corporate policies (including the Code and charitable contributions policy); and any recommended amendments to such documents. The committee also oversees the orientation of new directors, reviews all significant proposed related party transactions and situations involving a potential conflict of interest, and to the extent feasible, strives to ensure the CEO and the other executive officers of BPO are acting with integrity and developing a culture of integrity throughout BPO.

The Governance and Nominating Committee met five times in 2011. There are four Governance and Nominating Committee meetings scheduled for 2012. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by BPO. The Charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and approved by the Board of Directors.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. The Governance and Nominating Committee, in consultation with the Chairman of the Board of Directors, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee Charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Governance and Nominating Committee reviewed the 2011 survey results at its meeting held on February 8, 2012 and concluded that the Board members were satisfied with the overall effectiveness of the Board. The Board of Directors has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

Board and Management Responsibilities

Board Positions

The positions of Chairman of the Board and CEO are separate. Messrs. Arnell and Zuccotti serve as Co-Chairmen of the Board of Directors and Mr. Clark serves as the CEO of BPO. As the Chairmen of the Board are not independent directors, the Board of Directors has appointed Mr. Olson as the lead independent director in 2005. Mr. Olson is also the Chairman of the Governance and Nominating Committee. Since Mr. Olson is not standing for re-election at the Meeting, an independent director will be appointed to replace Mr. Olson in these positions following the Meeting. The Board has adopted written position descriptions for the Chairman, lead independent director and CEO. These position descriptions are reviewed annually by the Board and can be found in the Corporate Governance Guidelines which are attached hereto as Appendix A.

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The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board. The Chairman of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with other members of the Board and the CEO; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors; and working with the CEO and senior management of the Corporation to monitor progress on strategic planning, policy implementation and succession planning.

The lead independent director presides over all private sessions of the independent directors of the Board and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and senior management and acted upon in a timely fashion. The lead independent director consults with the Chairman on the agenda for each Board meeting and, in consultation with the Chairman, ensures that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual directors. The lead independent director also acts as a liaison among the independent directors, the Chairman of the Board and the other directors.

The CEO provides leadership to the Corporation and, subject to approved policies and direction by the Board, manages the business and affairs of the Corporation and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Corporation; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Corporation; presenting to the Board for approval an annual assessment of senior management and succession plans; recommending the appointment or termination of any senior executive of the Corporation; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosures.

Management’s Relationship to the Board

The primary responsibility of management is to safeguard BPO’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board of Directors has the responsibility to bring about appropriate change. BPO’s corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by its Board of Directors and its committees.

Senior management, primarily through the CEO, reports to and is accountable to the Board of Directors. The CEO, Mr. Clark, is also a member of the Board. At its meetings, the Board regularly engages in a private session with the CEO without other members of management present. The independent directors also meet without management and related directors present at every regularly scheduled Board meeting, under the leadership of the lead independent director. Four such private sessions were held in 2011.

Management Accountability

Business plans are developed to ensure the compatibility of shareholder, Board of Directors and management views on strategic direction, performance targets and utilization of shareholders’ equity. A session of the Board of Directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board of Directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of BPO knowing it has the necessary support from the Board of Directors. Material deviations from the plan are reported to and considered by the Board of Directors.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board of Directors and committees at their regular and special meetings, the directors are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BPO’s business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board of Directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BPO.

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Communication and Disclosure Policies

BPO has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that BPO’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board of Directors and is available on our website at www.brookfieldofficeproperties.com.

We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about BPO and ready access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with BPO’s shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, lead independent director or other Board members can do so directly or through the Secretary of the Corporation.

We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

Code of Business Conduct and Ethics

The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is made available to each new director, officer and employee upon commencement of employment and each year all employees are required to acknowledge compliance with the Code. The Board of Directors monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and permit them to do so anonymously using the Corporation’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee, exceptions for employees (other than the CEO) must be approved by the CEO and exceptions for the CEO must be approved by the Chairman of the Board. Any waiver will be disclosed by BPO to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. The Code is reviewed annually by the Board of Directors and the Governance and Nominating Committee and is posted on BPO’s website at www.brookfieldofficeproperties.com.

RISK MANAGEMENT

Risk assessment and risk management are the responsibility of management. Our Audit Committee has oversight for risk management with a focus on the most significant risks facing the Corporation, including strategic, operational, financial and legal and compliance risks. The Audit Committee oversees the Corporation’s policies and processes relating to the financial statements, the financial reporting process, compliance and auditing. Annually the Audit Committee receives a report on the top risks facing the Corporation and the details of actions taken and planned by management to manage these risks. Throughout the year, the Audit Committee also dedicates a portion of its meetings to review and discuss in greater detail other strategic, operational and reputational risks and risk management activities undertaken by the Corporation.

The Audit Committee’s risk oversight process builds upon management’s risk assessment and mitigation processes, which include standardized reviews of strategic, operational, financial and legal and compliance risks facing the Corporation. BPO’s Enterprise Risk Management Steering Committee (the “ERM Steering Committee”), comprised of members of senior management from in each business unit, is responsible for overseeing and coordinating risk assessment and mitigation on an enterprise-wide basis. The ERM Steering Committee is responsible for the identification of key business risks, providing for appropriate management of these risks and enforcement through policies and procedures.

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Our enterprise risk management program, which is managed by our corporate legal group, operates at the business level and is designed to identify, evaluate and mitigate risks within each of the following categories:

•	Strategic – risks relating to the Corporation’s future business plans and strategies, including the risks associated with the markets and industries in which we operate, demand for our products and services and competitive threats.
•	Operational – risks relating to the operation of our business such as safety and security, business disruption, human resources and reputational risks.
•	Financial – risks relating to our ability to meet our financial obligations and mitigate credit risk, liquidity risk and exposure to broad market risks, including volatility in foreign currency exchange rates and interest rates.
•	Legal and Compliance – risks relating to the government and regulatory environment, compliance with integrity policies and procedures, including those relating to financial reporting, and environmental risks.

Risks identified through our risk management processes are prioritized and, depending on the probability and severity of the risk, escalated to the ERM Steering Committee and Audit Committee, as appropriate. The ERM Steering Committee assigns responsibility for the risks to the business or functional leader most suited to manage the risk. Assigned owners are required to continually monitor, evaluate and report on risks for which they bear responsibility. Enterprise risk leaders within each business and corporate function are also asked to present to the ERM Steering Committee on certain risks selected by the committee.

Depending on the nature of the risk involved and the particular business or function affected, we use a wide variety of risk mitigation strategies, including specific operational and financial approval limits, standardized processes and strategic planning reviews, operating reviews, insurance, and hedging. Our legal, strategic initiatives and leasing teams work together up to and through the execution of a lease, financing or other transactional agreement to mitigate legal, financial and operational risks. Furthermore, we centrally manage some risks by purchasing insurance, the amount of which is determined by balancing the level of risk retained or assumed with the cost of transferring risk to others. We manage the risk of fluctuations in economic activity and customer demand by monitoring industry dynamics and responding accordingly, including by adjusting capacity, implementing cost reductions and engaging in mergers, acquisitions and dispositions.

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PART FOUR - REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

The Board of Directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. The Board of Directors, through its Governance and Nominating Committee, annually reviews the compensation paid to our independent directors, taking into account the complexity of our operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to directors of comparable companies.

Directors of BPO who are not officers of BPO or its affiliates (“outside directors”) are entitled to receive an annual fee of $100,000 (the “Annual Fee”). The Board of Directors’ lead independent director and the Chairman of the Audit Committee are also entitled to receive a supplemental annual retainer of $20,000 and members of the Audit Committee (other than the Chairman) are entitled to receive a supplemental retainer of $10,000. There are no additional fees paid to Board members for attendance at Board and committee meetings or for membership on standing committees of the Board.

Directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending Board or committee meetings.

Director Share/DSU Ownership Requirements

We established the Deferred Stock Unit (“DSU”) Plan for Non-Employee Directors to enhance BPO’s ability to attract and retain high quality individuals to serve as members of BPO’s Board and to promote a greater alignment of interests between outside directors and BPO’s shareholders.

A DSU is a unit, equivalent in value to a BPO common share, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the outside director. DSUs accumulate additional DSUs at the same rate as dividends on our common shares. At the end of the director’s tenure as a member of BPO’s Board, the director is paid, in cash, the market value of the common shares represented by the DSUs or, at the option of the director, that number of common shares purchased by a trustee, acting on our behalf, that is equal to the market value of the common shares represented by the DSUs.

The Board of Directors believes that directors can better represent BPO’s shareholders if they are shareholders themselves. Accordingly, at least half of the Annual Fee payable to an outside director will be paid in DSUs or common shares of BPO until the number of DSUs accumulated and common shares owned by the director have an aggregate investment cost or current market value equal to $375,000. Thereafter the director may elect to take all of the Annual Fee in cash or DSUs or common shares or some combination thereof. In 2010, the Board adopted a policy that new directors must achieve these minimum ownership requirements within five years of joining the Board. Existing directors were given an additional one-year period (the “grace period”) to attain the minimum ownership requirements.

As of March 12, 2012, two of the six outside directors nominated for election at the Meeting owned common shares and DSUs having an aggregate investment cost or current market value in excess of the above ownership requirement. Two of the six outside directors nominated for election at the Meeting were recently appointed to the Board and have begun to acquire common shares or DSUs in accordance with the guidelines. The remaining two individuals nominated for election at the Meeting are not currently on the Board of Directors and are committed to meeting the ownership guidelines prior to the expiry of the grace period if they are elected at the Meeting.

In February 2004, the Board of Directors approved an amendment to our Stock Option Plan to make non-management directors ineligible to receive stock option grants. At present, none of our non-management directors hold options. In 2011, two of our non-management directors, namely Messrs. Cahill and Olson, exercised options granted prior to February 2004 that were expiring on December 31, 2011.

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Director CompensatioN TABLES

Annual Director Compensation

In 2011, the outside directors received annual director compensation having a total value of $647,133. This was comprised of cash compensation of $218,750 and DSUs valued at $428,383, as described in further detail below. In 2011, outside directors of BPO received a total of $61,608 in directors’ reimbursed expenses.

The following table provides details of the compensation received by directors (other than Mr. Clark whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) during the year ended December 31, 2011.

Name	Fees Earned in Cash ($)	Share-Based Awards (DSUs) ($)(1)	Option-Based Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Gordon E. Arnell(3)(4)(5)	–	–	189,500	–	–	244,985	433,985
William T. Cahill(6)	50,000	62,733	–	–	–	–	112,733
Jack L. Cockwell	–	–	–	–	–	–	–
J. Bruce Flatt(7)	–	–	–	–	–	–	–
Michael Hegarty(8)	55,000	56,538	–	–	–	–	111,538
F. Allan McDonald(8)(9)	13,750	13,873	–	–	–	–	27,623
Allan S. Olson(3)(8)(10)(11)	64,629	79,073	–	–	–	–	143,702
Robert L. Stelzl(8)	30,000	100,499	–	–	–	–	130,499
Diana Taylor(11)(13)	–	115,667	–	–	–	–	115,667
John E. Zuccotti(12)(13)	500,000	–	170,550	750,000	–	–	1,420,550

Notes:

(1)	Based on the closing price of a common share on the NYSE on the grant date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the grant date converted into U.S. dollars at the exchange rate on that date, as reported by OANDA.
(2)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Stock Option Plan and using the following assumptions: volatility = 30%; risk-free rate = 2.65%; expected term = 7.5 years; and dividend yield = 5.0%.
(3)	Compensation was paid in Canadian dollars and is presented based on the exchange rate on March 1, 2012 of C$1.00 = US$1.01463, as reported by OANDA.
(4)	In 2011, Mr. Arnell received an annual fee for his services as Co-Chairman of the Board of Directors and for consultancy services provided to BPO.
(5)	The values in this row do not include $291,225 of in-the-money value from 33,750 options which Mr. Arnell exercised in 2011. These options were expiring on December 31, 2011.
(6)	The values in this row do not include $52,988 of in-the-money value from 6,750 options which Mr. Cahill exercised in 2011. These options were expiring on December 31, 2011.
(7)	Mr. Flatt was elected as a director on May 4, 2011. Mr. Flatt was not paid for his services as a director of BPO. However, Mr. Flatt did receive $52,971 in additional DSUs as dividends on DSUs currently owned by him.
(8)	The compensation shown above for Messrs. Olson, Stelzl, Hegarty and McDonald includes the additional retainers for acting as lead independent director and member of the Audit Committee, Chairman of the Audit Committee, member of the Audit Committee and member of the Audit Committee, respectively, during 2011.
(9)	Mr. McDonald was elected as a director and appointed as a member of the Audit Committee on May 4, 2011.
(10)	The values in this row do not include $25,150 of in-the-money value from 6,750 options which Mr. Olson exercised in 2011. These options were expiring on December 31, 2011.
(11)	Mr. Olson and Ms. Taylor are not standing for re-election as directors at the Meeting.
(12)	The values in this row do not include $217,890 of in-the-money value from 27,000 options which Mr. Zuccotti exercised in 2011. These options were expiring on December 31, 2011.
(13)	In 2011, Mr. Zuccotti received an annual fee for his services as Co-Chairman of BPO and for consultancy services provided to BPO.

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Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the directors (other than Mr. Clark whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the share-based awards and option awards outstanding as of December 31, 2011.

Name	Option-Based Awards				Share-Based Awards (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(2)
Gordon E. Arnell	45,000	8.17	12/31/2012	336,150	–	–	–
	56,250	13.08	12/31/2013	144,000	–	–	–
	56,250	16.27	12/31/2014	–	–	–	–
	56,250	20.17	12/31/2015	–	–	–	–
	56,250	31.21	12/31/2016	–	–	–	–
	56,250	19.11	12/31/2017	–	–	–	–
	56,250	6.15	12/31/2018	533,813	–	–	–
	57,000	12.98	12/31/2019	151,620	–	–	–
	50,000	17.35	12/31/2020	–	–	–	–
William T. Cahill	–	–	–	–	–	–	392,559
Jack L. Cockwell	–	–	–	–	–	–	–
J. Bruce Flatt	–	–	–	–	–	–	1,482,538
Michael Hegarty	–	–	–	–	–	–	75,830
F. Allan McDonald	–	–	–	–	–	–	26,068
Allan S. Olson	–	–	–	–	–	–	466,605
Robert L. Stelzl	–	–	–	–	–	–	337,627
Diana Taylor	–	–	–	–	–	–	505,351
John E. Zuccotti	36,000	8.17	12/31/2012	268,920	–	–	–
	45,000	13.08	12/31/2013	115,200	–	–	–
	45,000	16.27	12/31/2014	–	–	–	–
	45,000	20.17	12/31/2015	–	–	–	–
	45,000	31.21	12/31/2016	–	–	–	–
	45,000	19.11	12/31/2017	–	–	–	–
	45,000	6.15	12/31/2018	427,050	–	–	–
	45,000	12.98	12/31/2019	119,700	–	–	–
	45,000	17.35	12/31/2020	–	–	–	–

Notes:

(1)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 30, 2011 of $15.64 for U.S. dollar denominated options and for Canadian dollars denominated options, is based on the closing price of a common share on the TSX on December 30, 2011 of C$15.97. Canadian dollar amounts are converted into U.S. dollars at the exchange rate on December 30, 2011 of C$1.00 = US$1.00173, as reported by OANDA.
(2)	The market value of a DSU is equal to the closing price of a common share on the NYSE on December 30, 2011 of $15.64 for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, is equal to the closing price of a common share on the TSX on December 30, 2011 of C$15.97 converted into U.S. dollars at the exchange rate on December 30, 2011 of C$1.00 = US$1.00173, as reported by OANDA.

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Incentive Plan Awards Vested or Earned During 2011

The following table indicates for each of the directors (other than Mr. Clark whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the incentive plan awards vested or earned during 2011.

Name	Option based Awards – Value Vested During the Year(1) ($)	Share based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Gordon E. Arnell	137,087	–	–
William T. Cahill	–	62,733	–
Jack L. Cockwell	–	–	–
J. Bruce Flatt	–	48,787	–
Michael Hegarty	–	56,538	–
F. Allan McDonald	–	13,873	–
Allan S. Olson	–	79,073	–
Robert L. Stelzl	–	100,449	–
Diana Taylor	–	115,667	–
John E. Zuccotti	109,350	–	750,000

Notes:

(1)	Based on the amount by which the value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, based on the closing price of a common share on the TSX. Canadian dollar amounts are converted into U.S. dollars at the exchange rate on the vesting date, as reported by OANDA.
(2)	Based on the closing price of a common share on the NYSE on the vesting date for directors who receive payment in U.S. dollars and for directors who receive payment in Canadian dollars, based on the closing price of a common share on the TSX on the vesting date and converted to U.S. dollars at the exchange rate on that date, as reported by OANDA.

Equity Ownership of Directors

The following table sets out the total number of common shares and DSUs held by nominees proposed to be elected to the Board as of March 12, 2012, along with the market value of those holdings as at March 12, 2012 expressed in U.S. dollars. See the tables under the heading “Business of the Meeting – Election of Directors – Director Nominees” for information on the individual equity ownership of the director nominees.

Holdings as at March 12, 2012	Common Shares (#)	DSUs (#)	Common Shares & DSUs (#)	Equity at Risk(1) ($)
Total	655,820	618,111	1,273,931	22,230,079

Note:

(1)	Based on the closing price of a common share on the NYSE on February 28, 2012 of $17.45.

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PART FIVE - REPORT ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable for 2011 to our named executive officers. For 2011, our named executive officers were (a) Richard B. Clark, our CEO; (b) Bryan K. Davis, our Chief Financial Officer; (c) Thomas F. Farley, our President and Global Chief Operating Officer; (d) Dennis H. Friedrich, our President and Global Chief Investment Officer and (e) Mitchell E. Rudin, our President and Chief Executive Officer, U.S. Commercial Operations.

The Corporation believes that its compensation objectives and approach to executive compensation as discussed in detail below align the interests of management with the long-term interests of shareholders and are appropriate.

Composition and Mandate of the HRC Committee

The HRC Committee is comprised of three directors: J. Bruce Flatt (Chairman), Allan S. Olson and Robert L. Stelzl. Taking into account the alignment of interests between BAM and the minority shareholders of BPO, the independence of the BAM representative from BPO’s management and the majority of the members of the HRC Committee being independent directors, the Board of Directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.

The HRC Committee typically meets four times during the year, and at other times as required, to monitor and review management compensation policies, management succession planning and the overall composition and quality of the Corporation’s management resources. The HRC Committee met four times during 2011.

The HRC Committee has a specific written mandate to review and approve executive compensation. This includes an annual evaluation of the performance of senior executives, including the named executive officers. The HRC Committee makes recommendations to the Board of Directors with respect to the compensation of the named executive officers and the Board gives final approval on compensation matters. The HRC Committee also works with the Board to oversee our compensation risk management.

Each year, the HRC Committee determines that there are suitable candidates for the purpose of CEO and other key employee succession planning. In addition, the HRC Committee spends time each year with management reviewing the performance and development of executives who are earlier in their career. In 2011, this review was completed with the full Board. The HRC Committee believes that this review is important to succession planning and to the compensation process. The Corporation has a long history of developing executives from within rather than hiring senior executives externally and the award of long-term incentives is an important component of rewarding and retaining these executives.

COMPENSATION CONSULTANTS

The HRC Committee has the authority to retain independent compensation advisors. The HRC Committee believes that, while salary and short-term incentives are elements of compensation that can be accurately benchmarked, the nature of long-term incentives and the many different structures used by organizations make it more difficult to benchmark awards at the time of grant without an understanding of the assumptions used to value the award. Given the Corporation’s emphasis on long-term incentives, which is not the focus of most benchmark surveys, the HRC Committee has not defined a peer group or benchmarked executive officer compensation against a comparator group nor has it engaged outside consultants. Management of the Corporation does use the services of a compensation advisor in certain circumstances to assist in determining appropriate levels of salary and bonus payable to our executive officers in the United States – this is discussed in further detail below. If the HRC Committee engages outside consultants in the future, appropriate steps will be taken to ensure they are independent and provide no other services to the Corporation or its management.

Neither the Board of Directors nor the HRC Committee retained a compensation consultant or advisor in 2011. Management of the Corporation did not retain a compensation consultant or advisor in 2011 but has retained CEL & Associates, Inc./CEL Compensation Advisors, LLC (“CEL”) in the past to assist management in determining appropriate levels of salary and bonus payable to our executive officers in the United States. Management originally retained CEL in 2008. CEL provided management with relevant market data concerning the marketplace and our peer group through its annual National Real Estate Industry Compensation Survey, review of public company proxy statements, and proprietary CEL database resources from public and private companies in all sectors of the real estate industry.

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Compensation Philosophy AND OBJECTIVES

The Corporation has adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions, and to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value as reflected in the growth in value of the Corporation’s common shares. This is achieved in large measure by aligning management’s interests with those of shareholders by basing a significant portion of their rewards and personal wealth creation on ownership of common shares or equivalents thereof.

Accordingly, the Corporation’s compensation arrangements are intended to:

•	attract and retain highly qualified and motivated executives who have confidence in, and are committed to, the Corporation’s overall business strategy and who are able and willing to create value over the longer term;
•	encourage long-term decision making with a focus on capital preservation and risk adjusted returns;
•	foster an environment of teamwork and co-operation;
•	reward consistent performance over the longer term;
•	be transparent to the employees and shareholders of the Corporation; and
•	encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly.

In order to achieve these objectives, we seek to provide an industry competitive total compensation package comprised of base salary, short-term incentives and long-term incentives with an emphasis on the long-term incentive programs described below. We believe this mix encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of our shareholders by providing a significant amount of variable compensation which is linked to individual performance and increases in shareholder value. Our executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within BPO, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the CEO. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual.

Compensation Elements

The key components of executive officers’ compensation are:

•	Base salary – intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer’s individual contributions;
•	Short-term incentives – intended to link each executive officer’s compensation to our performance and to such officer’s individual performance; and
•	Long-term incentives – intended to encourage actions to maximize long-term shareholder value.

Total annual compensation awarded to senior executives, including the named executive officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with the Corporation’s focus of long-term value creation. Furthermore, a significant amount of annual compensation for these executives is represented by awards pursuant to the Corporation’s long-term incentive plans which vest over time.

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Base Salary

The annual base salary for each of our named executive officers was initially determined at the time of hire based on a number of customary factors, including a survey of competitors, and is memorialized in an offer letter provided to the executive officer. As described above under “Compensation Consultants”, management has historically retained CEL, a compensation consultant, to assist in determining appropriate levels of salary and bonus payable to our executive officers in the United States. Our peer group for the purposes of determining remuneration practices and levels is comprised of publicly traded companies that, similarly to BPO, are involved in the commercial real estate industry, and those of other public companies of comparable size in terms of revenue, assets, and market capitalization. Fourteen companies are considered the most comparative and represent the strongest peer group for BPO, including: Vornado Realty Trust; Pro Logis; Boston Properties, Inc.; Kimco Realty Corporation; Forest City Enterprises, Inc.; SL Green Realty Corporation; Developers Diversified Realty Corporation; AMB Property Corporation; Duke Realty Corporation; Douglas Emmett, Inc.; Alexandria Real Estate Equities, Inc.; Mack-Cali Realty Corporation; Brandywine Realty Trust; and Corporate Office Properties Trust.

However, this data only provides a reference point for determining an executive officer’s base salary. Base salaries for all the Corporation’s executive officers are reviewed annually to ensure that they reflect the relative contribution of each executive within the team. We believe base salaries for executive officers should be lower than average for the industry allowing total compensation opportunity to be weighted toward performance-based awards in order to better align these executive officers’ interests with those of shareholders.

Short-Term Incentives

Short-term incentives, represented by cash bonus awards, are intended to motivate and reward participants for annual business achievements and for making decisions and taking actions consistent with the Corporation’s long-term focus and are not intended to be the most significant component of an executive’s compensation. The annual target bonus for each of our named executive officers are set out each year as a percentage of the executive’s base salary but are ultimately discretionary based on both the performance of BPO and the individual executive officer. Our performance is measured based on a review of individual, team and corporate performance during the year and is not formulaic based on specific operational or individual performance targets.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve BPO’s financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to executive officers is based on criteria similar to those for short-term incentives.

Our long-term incentive plans consist of five elements which are described below in more detail:

•	a Stock Option Plan under which BPO grants options to certain employees and officers to purchase our common shares at a fixed price;
•	a Management Global Stock Option Plan under which BPO grants share appreciation rights to certain employees and officers;
•	a Management Option Plan under which BPO grants to certain executives management options linked to the performance of their business unit;
•	a Restricted Stock Plan under which BPO grants restricted shares to certain executives; and
•	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of DSUs.

Stock Option Plan

Our Stock Option Plan provides for the issuance of up to 39,000,000 common shares under the plan, representing 7.7% of the total number of outstanding common shares as at March 12, 2012. As at March 12, 2012, 20,422,512 common shares are issuable upon exercise of outstanding options, representing 4.1% of the total number of outstanding common shares; 13,061,960 common shares have been issued under the plan, representing 2.6% of the total number of outstanding common shares; and 5,515,529 common shares remain available for issuance under the plan, representing 1.1% of the total number of outstanding common shares. The grant rate for stock options issued as compensation for the year ended December 31, 2011 as a percentage of common shares outstanding was 0.52% (2010 – 0.39%).

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The maximum number of common shares reserved for issuance to any one person under the Stock Option Plan is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the Corporation. The number of common shares issuable to insiders, at any time, under the plan and all security based compensation arrangements of BPO cannot exceed 10% of its issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the plan and all security based compensation arrangements of BPO cannot exceed 10% of its issued and outstanding common shares. The exercise price of options under the Stock Option Plan is determined by the Board of Directors and may not be less than the amount required by applicable regulatory authorities from time to time. The Board of Directors may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and be exercisable over a 10-year period.

The options are not assignable. All options immediately cease to be exercisable if the holder ceases to be an eligible person under the plan for any reason other than termination other than with cause, death, retirement or disability. If the holder’s employment is terminated other than with cause, the holder has 60 days after the participant’s termination date to exercise vested options. If the holder retires or becomes disabled, options continue to vest and be exercisable. If the holder dies, the holder’s representatives have six months to exercise vested options. Options are not transferable, except by testate or intestate succession. On a change of control, the Board has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances, including, but not limited to, providing that options which are not exercised in connection with the change of control expire. Our options have not been repriced in the last two years.

Shareholder approval is required for certain amendments to our Stock Option Plan, namely: (i) amendments to the maximum number of common shares issuable under the Stock Option Plan; (ii) amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price; (iii) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (iv) amendments extending eligibility to participate in the plan to non-employee directors; (v) amendments to permit options to be transferred other than by testate or intestate session; (vi) amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve; and (vii) amendments to permit awards, other than options, to be made under the Stock Option Plan.

Our Board of Directors has adopted a written stock option grant policy to reflect and codify our current practices with respect to stock options and the administration of our stock option grants.

Management Global Stock Option Plan

In 2011, the Corporation adopted a Management Global Stock Option Plan for officers and employees outside of the United States and Canada in order to address tax changes in jurisdictions outside of North America. The terms of this plan are substantially similar to the Stock Option Plan except that officers and employees do not receive the Corporation’s shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time.

Brookfield Office Properties Australia 2012 Management Option Plan

In 2012, the Corporation adopted a management option plan for officers and employees in its Australian business unit in order to provide those executives with compensation more directly linked to the performance of their business unit. The management options have an exercise price based on the fair market value of our Australian assets at the time of the award. Upon the exercise of a management option, the participant will receive a cash payment equivalent to the difference between the adjusted fair market value of the assets at the time of the exercise and the exercise price of that management option. Management options issued under the plan vest in equal installments over a period of five years and are exercisable over a ten year period.

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Restricted Stock Plan

The Corporation established a Restricted Stock Plan in 2011 to provide the Corporation and its executives with alternatives to the Corporation’s existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Vested and unvested restricted shares must be held until the fifth anniversary of the award date. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Corporation’s common shares. Prior to the fifth anniversary of the award date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares.

Deferred Share Unit Plan

In order to promote a greater alignment of interests between senior officers of the company and shareholders, BPO also has a Deferred Share Unit Plan which allows officers to elect to receive their annual bonus awards in DSUs instead of cash based on a rate set at the discretion of the Board of Directors on the award date. The portion of the annual bonus award elected to be received in DSUs by the officer may, at the discretion of the Board of Directors, be increased by a factor of up to two times for purposes of calculating the number of DSUs to be allocated. A officer who holds DSUs will receive additional DSUs as dividends are paid on the common shares of BPO, on the same basis as if the dividends were re-invested. The DSUs vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the DSUs, when redeemed, will be equivalent to the market value of an equivalent number of common shares of BPO at the time the conversion takes place.

Other Compensation

As outlined above, base salary, annual management incentive plan awards and participation in the Corporation’s Stock Option Plan, Management Global Stock Option Plan, Management Option Plan, Restricted Stock Plan and Deferred Share Unit Plan are the primary elements of total compensation for executive officers. Our officers participate in company-sponsored benefit programs available broadly to our salaried employees, including health and dental plans, group term life insurance and short- and long-term disability insurance. In the U.S., our salaried employees are also eligible to participate in our 401(k) plan, which “matches” the first 2.5% of the employee’s pre-tax contributions two dollars for each dollar that the employee contributes up to a specified maximum. In Canada, we have several programs in place that provide for contributions to an employee’s Registered Retirement Savings Plan (RRSP).

Termination and Change of Control Provisions

As a general practice, the Corporation does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, the Corporation has not entered into contractual termination, post-termination or change of control arrangements with its named executive officers, except for Mr. Rudin, whose entitlements are described below under “Employment Contracts”. As described above, no incremental entitlements under our long-term incentive plans are triggered by termination, resignation, retirement or a change in control.

APPROACH TO RISK MANAGEMENT

We have adopted an approach to compensation that is intended to encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. One of the principles underlying our compensation programs is rewarding risk management and ensuring executives are not rewarded based on performance in the short term before the risks associated with the performance are likely to materialize. The HRC Committee and the Board review our major compensation policies and programs annually against business objectives and the risks to which they are exposed to ensure that the design of major compensation programs and payout align with sound risk management principles and practices.

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For our executive officers rewards are largely based on creating long- term shareholder value as reflected in the growth in value of our common shares. Alignment of interests of our executives with those of our shareholders is achieved in large measure by basing a significant portion of the executive’s rewards and personal wealth creation on ownership of our common shares or equivalents thereof. Share ownership is the foundation of the Corporation’s compensation approach and has been a long standing practice for us. For our executive officers long-term incentives are granted predominantly in the form of option awards. As there is no current value when options are awarded, executives only benefit if shareholders do well over the longer term through an increased share price. The emphasis on long-term share ownership and participation in our long-term incentive plans, including vesting arrangements and hold periods, encourages management to follow a rigorous forward-looking risk assessment process in their approach to business decisions, given that the full impact of many such decisions may not be realized or properly assessed until well into the future.

Policies Focused on Risk Management

We have three formal policies which (i) support the alignment of interests of our executives with our shareholders and (ii) encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. Details of these policies follow:

Option Exercise Hold Periods

In order to minimize any appearance of certain senior executive officers opportunistically exercising options for short-term gains, our Board of Directors adopted a policy providing that the named executive officers shall hold, for at least one year after the exercise of options, common shares, held directly or indirectly, options and/or DSUs (in each case, whether vested or unvested) of BPO having a value equal to the net after-tax cash realized from the exercise of such options, starting with options granted in 2003.

Hedging of Economic Risks for Personal Equity Ownership

Executives may not purchase or sell BPO’s securities with the intention of reselling or buying back in a relatively short period of time in the expectation of a rise or fall in the market price of the securities (as distinguished from purchasing or selling securities as part of a long term investment program) and may not, at any time, sell BPO’s securities short or buy or sell call or put options or other derivatives in respect of such securities. Executives and directors are also prohibited from entering into other transactions, including purchasing financial instruments, which have the effect of hedging the economic value of any direct or indirect interests of the executive or director in the Corporation’s common equity.

Recovery of Incentive and Equity-Based Compensation

Specified executives, as described below, are required to repay to the Corporation an amount equal to some or all of any bonus or other incentive-based or equity-based compensation and the profits realized from the sale of securities of the Corporation upon the occurrence of certain events. The amount, if any, will be determined by the HRC Committee which will recommend appropriate action to the Board of Directors and will take appropriate steps to ensure that such amounts are recovered. In the case of a significant restatement of financial results, the CEO and the Chief Financial Officer may be required to make such a repayment. In the case of Detrimental Conduct, members of the Corporation’s Executive Committee may be asked to make such a repayment. “Detrimental Conduct” includes participating in transactions which were under way or contemplated at the time of termination, solicitation of clients or employees, disclosing confidential information or making inappropriate and defamatory remarks about the Corporation. This policy relates to any such amounts received within two years prior to the event giving rise to the claim and includes both monetary payments and shares received from exercise of options or the redemption of restricted share units or deferred share units.

Practices Focused on Risk Management

The following practices support management’s view that the appropriate executives are held accountable for their decisions both during and post departure from the Corporation:

The three formal policies outlined above cover all of our executives who are ultimately responsible for our capital allocation decisions;

•	Generally speaking, the practice of our executives has been to hold options until they reach their expiry date; and
•	The terms of our options awards are conservative relative to market. Our awards:

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•	Vest evenly over five years in arrears. While some organizations have moved to performance vesting related to their equity plans, in combination with or in lieu of time vesting, we have not adopted this approach. Our mandate is to create long-term shareholder value as reflected in the growth in value of our common shares. Performance vesting requires meeting an appropriate metric over the medium term (typically a three-year period). It would be difficult to find a metric that would be a strong enough indicator of long-term growth in value to warrant earlier vesting. We believe that our approach to time vesting over five years and our employees’ general practice of holding options until expiry is more reflective of our long-term mandate; and

•	Have termination provisions that generally require departing executives to forfeit unvested awards and require the Board of Directors to determine when and if an exception is appropriate.

Conclusion

We believe that our compensation approach, current policies and practices (i) encourage management to assess the risks associated with their decisions, (ii) minimize an executive’s ability to benefit from taking risks that increase the performance in the short-term at the expense of long-term value, and (iii) hold the appropriate executives accountable for their decisions both during and post departure from BPO.

Management does not believe there are any risks arising from our compensation approach, policies or practices that are reasonably likely to have a material adverse effect on us.

ANNUAL COMPENSATION PROCESS

Our performance management process, which is tied to our annual compensation process, determines the merit increases to base salary and bonus percentages to be allocated to each employee, including the named executive officers. Under this process, merit increases and bonus awards are awarded based on:

•	Company performance – this amount is not predetermined and can vary based on annual company data such as financial and other operational achievements; the performance of competitors in the real estate industry; macroeconomic factors; and the efforts and achievements of the executive team.

•	Individual performance – this amount is based on a review of individual performance during the year and is not formulaic based on specific operational or individual performance targets. Rather, qualitative and quantitative factors such as the following may be considered: economic performance of their division; managing non-income producing recurring capital expenditures to the annual budget; controlling general and administrative expenses; executing our acquisition, disposition and development programs according to plan; formulating and managing both general and specific leasing strategies; optimizing secured and unsecured borrowing; and strengthening operational, budgeting and management processes.

The number of options granted each year is typically based upon a multiple of the officer’s base salary for that year and the value of such options is based upon the Black-Scholes value of the option on the date of grant discounted by 25% to reflect the five-year vesting and one-year holding provisions for such options and certain assumptions such as volatility, risk, term and dividend yield. Previous option grants are not taken into account when considering new grants.

Annually the CEO presents the HRC Committee with a report on compensation which details the compensation for senior management, including the named executive officers (other than with respect to the CEO’s compensation). The report includes a summary of the previous year’s compensation, including the allocation of such compensation among base salary, short-term incentives and long-term incentives, based on the criteria above, as well as a proposal for the current year’s base salary. The HRC Committee considers the recommendations of the CEO, including, where applicable, the performance of the named executive officers, and determines the appropriate recommendations to be presented to the Board of Directors for approval.

Following the HRC Committee’s consideration of the CEO’s recommendations, the HRC Committee evaluates, in the absence of the CEO, the individual performance of the CEO and prepares a recommendation to the Board of Directors regarding the CEO’s total compensation package, including base salary, short-term incentives and long-term incentives.

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The Board of Directors then meets to consider and, if deemed appropriate, approve the recommendations of the HRC Committee regarding executive compensation, including the compensation for the named executive officers and the CEO.

On February 9, 2012, the HRC Committee reviewed the report on 2011 Compensation presented by Mr. Clark and determined that the resulting compensation was reasonable and reported its conclusions with respect to the foregoing to the Board of Directors. The HRC Committee reported that the compensation arrangements for the named executive officers are consistent with the objectives of the Corporation’s compensation program as outlined under “Compensation Philosophy and Objectives” above and support the creation of shareholder value over the longer term as well as the attraction and retention of executives who make decisions with a long-term view while considering risks related to their decisions and actions. The Board of Directors then approved these recommendations, along with the CEO’s compensation package proposed by the HRC Committee based on the achievements of the CEO as detailed below under “CEO Compensation”. The HRC Committee and the Board of Directors also received and reviewed this “Report on Executive Compensation” prior to its disclosure to the public. For further detail on the actual compensation paid to the named executive officers in 2009, 2010 and 2011, see the table under the heading “Compensation of Named Executive Officers.”

CEO COMPENSATION

Richard B. Clark, the Chief Executive Officer of BPO, has been charged by the Board of Directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cash flow and return on capital throughout economic cycles.

Annually, Mr. Clark presents to the Board of Directors a business plan that incorporates both short and long-term growth objectives. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and provide the Board of Directors with examples of various transactions and initiatives that management believe will create shareholder value over the longer term.

Mr. Clark’s personal performance is reviewed each year in relation to the advancement of the business plan set out at the beginning of the year, including the implementation of the long-term business strategy and other accomplishments.

Mr. Clark’s overall compensation as an officer of BPO is linked largely to the Corporation’s performance in the context of the overall economic environment, relative to industry peers and as reflected by the growth in BPO’s earnings and operating cashflow and the translation of these attributes over time into a higher intrinsic value of the business and, in the longer term, a higher price for our common shares.

The HRC Committee determined that BPO had met the majority of its operational targets in 2011 and that Mr. Clark had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Achievements of the CEO in 2011 included:

•	Achieved Funds From Operations (“FFO”) of $640 million versus guidance of $603 million and $674 million in 2010 (excluding gains) and FFO per share of $1.14 which exceeded guidance of $1.08 per share (see page 5 of the Corporation’s Annual Report for further information regarding FFO, a non-IFRS measure):

o	Achieved comparable FFO of $605 million versus $514 million in the prior year. Comparable FFO excludes FFO from residential operations as well as one-time items;

o	Achieved net operating income from commercial property operations of $1.3 billion compared with $1.1 billion in the prior year on a proportionate basis;

•	Continued to be proactive in leasing of available space and near-term expiries by executing 10.1 million square feet of leases (1.2 million square feet of 2011 expiries; 5.6 million square feet of early renewals) versus 3.9 million square feet of expiries:

o	Record volume of leasing surpassed previous high in 2007 by 1.8 million square feet;

o	Reduced 2012-2016 lease rollover exposure by 590 basis points as a result of some key early lease renewals;

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o	Maintained a high end of year occupancy of 93.2%; and

o	Increased the Corporation’s in-place rents to $27.95 per square foot compared to $27.59 per square foot at the end of the prior year as a result of in-year leasing at rents on average 10% in excess of expiring rents;
•	Recapitalized the U.S. Office Fund by repaying $3.4 billion of debt prior to its maturity in October 2011 through proceeds raised from executing asset-level financings and asset sales:

o	Disposed of 18 non-managed U.S. Office Fund assets in exchange for acquiring a 100% interest in 38-managed assets; and

o	Increased our ownership in the U.S. Office Fund to 84% from 63% through the accretive acquisition of partners’ interests;
•	Advanced efforts to recycle capital out of mature assets and non-core markets into more accretive value add opportunities through the sale of three assets and the acquisition of six assets:

o	Sold 1400 Smith Street in Houston for $340 million, Newport Tower in New Jersey for $378 million and 53 State Street in Boston for $610 million at an average going-in capitalization rate of 5.0% and raising proceeds of $560 million;

o	Acquired a 75%-interest in 450 West 33rd Street in New York for $28 million, a 50%-interest in Bankwest Tower in Perth for $140 million, a 50%-interest in Southern Cross West in Melbourne for $130 million, Bethesda Metro Center in Bethesda for $150 million, a 49%-interest in Four World Financial Center in New York for $264 million and a 51% interest in 1801 California in Denver for $110 million for total capital of $530 million; and

o	Expect to earn a 350 bps higher FFO return on the capital that was recycled into more accretive investments;

•	Advance development and re-development initiatives:

o	Launched the $250 million retail redevelopment plan for The World Financial Center in New York;

o	Advanced the $40 million retail redevelopment plan at Fig at 7th in Los Angeles;

o	Advanced the development of the 926,000 square foot City Square building in Perth ahead of time and on budget with expected completion in mid-2012;

o	Acquired an interest in a 345,000 square foot development site adjacent to our City Square development in Perth; and

o	Continued to advance plans and preparedness to launch a pipeline of 9 million square feet of development sites in New York, London, Toronto, Calgary and Perth;

•	Ended the year with liquidity of approximately $850 million:

o	Completed the issuance of a series of perpetual preferred shares raising C$250 million of proceeds at an average rate of 5.1%;

o	Increased our corporate revolving credit facility to $660 million from $488 million;

o	Added a corporate revolving credit facility to our Canadian subsidiary of $125 million;

o	Completed $4.5 billion in financings raising net new capital of $1.5 billion:

▪	$0.9 billion in North America at an average rate of 4.55%;

▪	$0.9 billion in Australia at an average rate of 7.66%;

▪	$1.5 billion in the U.S. Office Fund at an average rate of 4.40%; and

▪	Acquisition related financings of $1.2 billion at an average rate of 5.12%;

•	Completed the sale of a 25%-interest in nine office assets totaling 6.5 million square feet from BPO into Brookfield Office Properties Canada, our 83%-owned Canadian real estate investment trust (“REIT”), completing the consolidation of our Canadian operating properties into the REIT;

•	Achieved a number of milestones in an effort to be an industry leader in environmental sustainability, including:

o	10 LEED certifications at the following properties:

▪	One World Financial Center, New York City: LEED EB:OM Gold

▪	245 Park Avenue, New York City: LEED EB:OM Gold

▪	Newport Tower, Jersey City: LEED EB:OM Gold

▪	Victor Building, Washington, DC: LEED EB:OM Gold

▪	1200 K Street, Washington, DC: LEED EB:OM Gold

▪	1400 Smith Street, Houston: LEED EB:OM Gold

▪	Continental Center I, Houston: LEED EB:OM Gold

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▪	Figueroa at Wilshire, Los Angeles: LEED EB:OM Gold

▪	Marina Towers – North & South, Marina Del Rey: LEED EB:OM Silver;

o	75 State Street in Boston received the “The Office Building of the Year” – Earth Award;

o	235 St Georges Terrace, Perth, received a 5-Star NABERS Energy Base Building rating to complement its 5 Star Green Star – Office Design v2 rating;

o	Over a two-year period, reduced our greenhouse gas emissions by 8% across the portfolio through various energy reduction strategies; as verified by an independent third party; and

o	BPO was named “Outstanding Private Partner” by the Urban Area Security Initiative (UASI) – a program of the U.S Department of Homeland Security

For details on the actual compensation paid to Mr. Clark in 2009, 2010 and 2011, see the table under the heading “Compensation of Named Executive Officers”.

Performance Graphs

Common Shares (TSX)

The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	December 31
	2006	2007	2008	2009	2010	2011
S&P/TSX Composite Total Return Index	C$100.00	C$109.83	C$73.58	C$99.38	C$116.87	C$106.69
Brookfield Office Properties	C$100.00	C$64.21	C$32.41	C$47.61	C$67.69	C$63.69

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Common Shares (NYSE)

The following shows the cumulative total shareholder return for the Corporation’s common shares (assuming re-investment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

	December 31
	2006	2007	2008	2009	2010	2011
NYSE Composite Total Return Index	$100.00	$108.87	$66.13	$84.83	$96.19	$74.95
Brookfield Office Properties	$100.00	$75.15	$31.46	$52.67	$78.96	$72.89

Trend

The trend shown by the above performance graphs reflects a decrease in the cumulative shareholder return from 2006 to 2008, followed by an increase from 2009 to 2010 and a slight decrease in 2011. The compensation awarded to Mr. Clark and the other named executive officers, except for base salary, is dependent on the performance of the Corporation’s common shares. Consistent with the Corporation’s compensation philosophy, the value of the compensation awarded to the named executive officers on an annual basis does not vary significantly from year to year. From time to time special awards are granted to recognize exceptional performance. These awards are typically made in the form of options to purchase common shares rather than cash. The trend in BPO’s compensation to the named executive officers has generally followed the trend in the performance graphs, with the exception of 2007 and 2008. In 2007, we increased the total salary and short-term incentive compensation of several of the named executive officers in that year. These increases reflected the additional responsibilities resulting from significant increases in revenues and assets of BPO due to the acquisition of the Trizec portfolio in 2007. We maintained the compensation for the named executive officers relatively stable from 2008 to 2011, despite a decrease in BPO’s shareholder return in 2008 followed by increases in 2009 and 2010 and a slight decrease in 2011. Mr. Clark’s compensation increased from 2009 to 2010 due to his achievement of certain operational targets, including successfully implementing a strategic plan to transform BPO into a global pure-play office company and exceeding guidance on FFO. The number of stock options granted to the named executive officers as part of their long-term compensation has generally remained consistent, as they are generally based on a multiple of the named executive officer’s salary. The value of these grants is based upon the Black-Scholes value of the option on the date of grant, which takes into account the market price of our common shares at the time of grant, and is therefore in line with the trend in the above performance graphs.

OPTION AWARDS

The CEO is responsible for submitting annual option grant recommendations (other than with respect to grants to the CEO) to the HRC Committee. The HRC Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards to be presented to the Board of Directors for approval. The Board of Directors considers the HRC Committee’s recommendations regarding annual awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance and these awards are effective as of the date of approval. Occasionally, options may be granted during the year for certain new hires, promotions and for other circumstances. In such circumstances, the grants are made in accordance with BPO’s stock option grant policy, which mandates the approvals required for the grant.

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Compensation of named executive officers

The following table sets out the compensation paid to the CEO, Chief Financial Officer and other named executive officers.

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value $	All Other Compensation ($)(2)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Richard B. Clark (3)(4)(5)(6) Chief Executive Officer	2011 2010 2009	600,000 600,000 600,000	– – –	– 546,000 1,008,000	3,100,000 4,000,000 900,000	– – –	– – –	22,000 22,000 22,000	3,722,000 5,168,000 2,530,000
Bryan K. Davis Chief Financial Officer	2011 2010 2009	400,000 350,000 325,000	– – –	545,760 273,000 168,000	400,000 500,000 325,000	– – –	– – –	– – –	1,345,760 1,123,000 818,000
Thomas F. Farley(3)(4)(5)(7) President and Global Chief Operating Officer	2011 2010 2009	507,315 442,440 382,888	– – –	616,479 273,000 582,947	1,014,630 983,200 670,054	– – –	– – –	25,073 22,829 21,072	2,163,497 1,721,469 1,656,961
Dennis H. Friedrich(8) President and Global Chief Investment Officer	2011 2010 2009	500,000 475,000 450,000	500,000 – –	848,960 273,000 588,000	1,000,000 1,000,000 675,000	– – –	– – –	16,500 16,500 16,500	2,865,460 1,764,500 1,729,500
Mitchell E. Rudin(9) President and CEO, U.S. Commercial Operations	2011 2010 2009	625,000 – –	4,227,950 – –	485,120 – –	1,000,000 – –	– – –	– – –	– – –	6,338,070 – –

Notes:

(1)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Stock Option Plan and using the following assumptions: volatility = 30%; risk-free rate = 2.65%; expected term = 7.5 years; and dividend yield = 5.0%.
(2)	These amounts represent annual retirement savings contributions.
(3)	In February 2010, Messrs. Clark and Farley were granted 300,000 and 25,000 stock options, respectively, pursuant to BAM’s stock option plan in connection with their roles as executive officers of BAM’s global real estate group in 2009. The options are exercisable at a price of $23.18. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $1,458,000 and $121,500, respectively, which are not included in this table.
(4)	In February 2011, Messrs. Clark and Farley were granted 100,000 and 27,000 stock options, respectively, pursuant to BAM’s stock option plan in connection with their roles as executive officers of BAM’s global real estate group in 2010. The options are exercisable at a price of $32.61. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $787,000 and $212,490, respectively, which are not included in this table.
(5)	In February 2012, Messrs. Clark and Farley were granted 250,000 and 36,500 stock options, respectively, pursuant to BAM’s stock option plan in connection with their roles as executive officers of BAM’s global real estate group in 2011. The options are exercisable at a price of $31.32. Such options were issued by BAM at no cost to BPO. The grant date fair values of these options were $1,635,000 and $238,710, respectively, which are not included in this table. Messrs. Clark and Farley received no other compensation for their roles as executive officers of BAM’s global real estate group.
(6)	Mr. Clark did not receive any additional compensation for acting as a director of BPO.
(7)	Compensation was paid in Canadian dollars and is presented based on the exchange rate on March 1, 2012 of C$1.00 = US$1.01463 for the year 2011; on February 24, 2011 of C$1.00 = US$0.9832 for the year 2010; and on February 18, 2010 of C$1.00 = US$0.9572 for the year 2009.
(8)	Mr. Friedrich was awarded 28,323 restricted shares of BPO.
(9)	Mr. Rudin joined BPO in June 2010. Under his employment agreement, he was granted 200,000 options under BPO’s Stock Option Plan, 200,000 restricted shares of BPO, and 31,027 Class A Limited Voting Shares of BAM under BAM’s Restricted Stock Plan. Mr. Rudin was also entitled to receive a minimum annual salary of $500,000, a cash bonus of $1,000,000 and supplemental compensation of $125,000 for 2011. He also received an additional 28,323 restricted shares of BPO in February 2012. See “Employment Contracts”.

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Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for each of the named executive officers all option and share awards outstanding as of December 31, 2011.

Name	Option-Based Awards				Share-Based Awards (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)(2)	Market or Payout Value of Share-Based Awards Not Paid Out or Distributed ($)(2)
Richard B. Clark	168,750	8.17	12/31/2012	1,260,563	–	–	7,385,756
	618,750	13.08	12/31/2013	1,584,000	–	–	–
	123,750	16.26	12/31/2014	–	–	–	–
	150,000	20.17	12/31/2015	–	–	–	–
	750,000	31.21	12/31/2016	–	–	–	–
	750,000	19.11	12/31/2017	–	–	–	–
	1,000,000	6.15	12/31/2018	9,490,000	–	–	–
	600,000	12.98	12/31/2019	1,596,000	–	–	–
	200,000	17.35	12/31/2020	–	–	–	–
	45,000	19.11	12/31/2017	–	–	–	–
Bryan K. Davis	605,691	6.15	12/31/2018	5,748,008	–	–	–
	100,000	12.98	12/31/2019	266,000	–	–	–
	100,000	17.35	12/31/2020	–	–	–	–
Dennis H. Friedrich	90,000	16.26	12/31/2014	–	–	–	1,686,969
	90,000	20.17	12/31/2015	–	–	–	–
	150,000	31.21	12/31/2016	–	–	–	–
	250,000	19.11	12/31/2017	–	–	–	–
	719,512	6.15	12/31/2018	6,828,169	–	–	–
	350,000	12.98	12/31/2019	931,000	–	–	–
	100,000	17.35	12/31/2020	–	–	–	–
Thomas F. Farley	43,772	C$12.42	12/31/2012	155,659	–	–	796,642
	180,000	C$17.47	12/31/2014	–	–	–	–
	180,000	C$20.16	12/31/2013	–	–	–	–
	45,000	C$23.23	12/31/2015	–	–	–	–
	75,000	C$19.21	12/31/2017	–	–	–	–
	402,866	C$7.85	12/31/2018	3,276,931	–	–	–
	350,000	C$13.71	12/31/2019	792,368	–	–	–
	100,000	17.35	12/31/2020	–	–	–	–
Mitchell E. Rudin	200,000	19.28	12/21/2020	–	–	–	–

Notes:

(1)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value of our common shares is based on the closing price of a common share on the NYSE on December 30, 2011 of $15.64 for U.S. dollar denominated options and for Canadian dollars denominated options, is based on the closing price of a common share on the TSX on December 30, 2011 of C$15.97. Canadian dollar amounts are converted into U.S. dollars at the exchange rate on December 30, 2011 of C$1.00 = US$1.00173, as reported by OANDA.
(2)	The market value of a DSU is equal to the closing price of a common share on the NYSE on December 30, 2011 of $15.64 for officers who receive payment in U.S. dollars and for officers who receive payment in Canadian dollars, is equal to the closing price of a common share on the TSX on December 30, 2011 of C$15.97 converted into U.S. dollars at the exchange rate on December 30, 2011 of C$1.00 = US$1.00173, as reported by OANDA.

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Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based, share-based and non-equity based incentive plan awards that vested during 2011.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(2)
Richard B. Clark(3)	2,217,200	–	1,100,000
Bryan K. Davis	1,202,802	–	400,000
Thomas F. Farley(4)	813,860	–	1,014,630
Dennis H. Friedrich(5)	1,551,883	–	1,000,000
Mitchell E. Rudin	–	–	1,000,000

Notes:

(1)	The value is the amount by which the market value of our common shares under option exceeded the exercise price of such options on the vesting date. The market value of our common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, based on the closing price of a common share on the TSX. Canadian dollar amounts are converted to U.S. dollars at the exchange rate on the vesting date, as reported by OANDA.
(2)	Represents the cash bonus award to each Named Executive Officer in 2011. Mr. Farley received his cash bonus in Canadian dollars and it is presented in the table based on the exchange rate on March 1, 2012 of C$1.00 = US$1.01463, as reported by OANDA.
(3)	The values in this row do not include $1,541,720 of in-the-money value from 200,000 options which Mr. Clark exercised in 2011. These options were expiring on December 31, 2011.
(4)	The values in this row do not include $174,762 of in-the-money value from 41,741 options which Mr. Farley exercised in 2011. These options were expiring on December 31, 2011.
(5)	The values in this row do not include $1,771,767 of in-the-money value from 206,034 options which Mr. Friedrich exercised in 2011. Of these options, 101,250 were expiring on December 31, 2012 and 104,784 were expiring on December 31, 2013.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information regarding the Corporation’s equity compensation plans, as at December 31, 2011.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities which may be issued in connection with outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	20,467,921	14.76	25,938,040
Equity compensation plans not approved by shareholders	–	–	–
Total	20,467,921	14.76	25,938,040

EMPLOYMENT CONTRACTS

BPO has an employment contract with only one of the named executive officers, Mitchell E. Rudin, BPO’s President and Chief Executive Officer, U.S. Commercial Operations. The agreement, entered into in June 2011, has an initial term ending on December 31, 2015, which may be extended for additional twelve-month periods upon the mutual agreement of Mr. Rudin and BPO. Mr. Rudin’s annual salary is $500,000 with a target annual cash bonus of two times base salary. For fiscal years 2011 to 2015, Mr. Rudin is entitled to receive a minimum cash bonus equal to the target cash bonus. Mr. Rudin is also entitled to receive supplemental compensation of $125,000 per year. Following signing of the agreement, Mr. Rudin was granted (i) options to purchase 200,000 common shares of BPO; (ii) 200,000 restricted common shares of BPO under BPO’s Restricted Stock Plan; and (iii) Class A Limited Voting Shares of BAM with a market value of $1,000,000 under BAM’s Restricted Stock Plan. Each year, Mr. Rudin is eligible to be awarded (i) options to purchase a number of common shares of BPO with a market value equal to four times his base salary, and (ii) restricted common shares of BPO with a target value equal to Mr. Rudin’s base salary. Mr. Rudin is entitled to receive a minimum of the target restricted stock award for fiscal years 2011 and 2012.

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If Mr. Rudin’s employment is terminated without cause, he resigns for good reason, or his employment is terminated due to his death or disability, he is entitled to (i) accrued and unpaid base salary and supplemental compensation; (ii) unpaid cash bonus earned with respect to any previous year; and (iii) a pro-rata portion of his minimum cash bonus for the current year. Unvested stock options and restricted stock awards granted to Mr. Rudin upon signing of the agreement and the minimum restricted stock awards for 2011 and 2012 vest immediately upon such termination. If Mr. Rudin’s employment is terminated without cause or he resigns for good reason, he is also entitled to (i) cash severance equal to two times the sum of his base salary, target cash bonus and target restricted stock award; and (ii) a monthly payment equal BPO’s portion of the COBRA continuation coverage premium under BPO’s group medical plans for 18 months after termination. If Mr. Rudin’s employment is terminated for cause, he resigns other than for good reason, or the term of his employment agreement expires, he is only entitled to (i) accrued and unpaid base salary and supplemental compensation; and (ii) unpaid cash bonus earned with respect to a previous year. All such payments to Mr. Rudin are payable only if Mr. Rudin executes a general release of all claims in favour of BPO. Assuming that Mr. Rudin’s employment had been terminated on December 31, 2011, he would have received the following incremental payments, payables and benefits: (i) $4,000,000 in cash, $3,214,629 in accelerated vesting of restricted stock and $25,751 in medical benefits if the termination was without cause or if he resigned for good reason; (ii) $3,214,629 in accelerated vesting of options and restricted stock if the termination was due to his death or disability, and (iii) nothing if the termination was with cause or if he resigned other than for good reason.

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PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

In response to changing U.S. guidelines on executive loans, in 2002 the Board of Directors discontinued granting any further executive loans under securities purchase programs. At March 30, 2012, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to BPO or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of BPO and its subsidiaries made in connection with the purchase of common shares of associated companies of BPO (“Designated Shares”) was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of BPO.

The following is a summary of the aggregate indebtedness:

Purpose	To BPO or its Subsidiaries	To Another Entity
Share Purchases	C$698,726	–
Other	–	–

At March 30, 2012, Richard B. Clark, the CEO of BPO, had an outstanding loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2011 was C$698,726. The Designated Shares are held as security for the loan.

Name and Principal Position	Involvement of BPO or Subsidiary	Largest Amount Outstanding During 2011 (C$)	Amount Outstanding as at March 30, 2012 (C$)	Financially Assisted Securities Purchased During 2011 (#)	Security for Indebtedness	Amount Forgiven During 2011 (C$)
Securities Purchase Programs
Richard B. Clark, CEO	BPO	698,726	698,726	–	Designated Shares	–

At December 31, 2011, there were no outstanding loans to officers, directors or employees or former officers, directors or employees of BPO or its subsidiaries, other than in connection with purchases of Designated Shares (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2011.

Cease Trade orders, bankruptcies, penalties or sanctions

Mr. Cockwell was a director of Fraser Papers Inc. (“Fraser”) until April 29, 2009. On June 18, 2009, Fraser announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware. On February 10, 2011, the Ontario Superior Court of Justice sanctioned an amended plan of compromise and arrangement under the Companies’ Creditors Arrangement Act that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.

In 2010, the New York Department of State alleged that Mr. Massey violated the New York Real Property Law for failing to ensure that three brokers working for Massey Knakal Realty Services were properly licensed as real estate brokers. In 2011, Mr. Massey paid a fine of $2,000 and the New York Department of State terminated and withdrew the matter.

Directors’ and Officers’ Liability Insurance

BPO maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, BPO is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by BPO. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of December 31, 2011, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. BAM also reimburses us for a portion of the annual compensation paid to certain members of our senior management team to the extent that they devote a portion of their time to BAM’s global real estate group.

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to BPO, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2013 is December 31, 2012.

AVAILABILITY OF DISCLOSURE DOCUMENTS

We will provide any person or corporation, upon request to the Secretary of BPO, with a copy of:

(1)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;
(2)	our comparative financial statements for the fiscal year ended December 31, 2011, together with the report of the auditors thereon;
(3)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);
(4)	our interim financial statements for the periods subsequent to the end of BPO’s fiscal year and the MD&A thereon; and
(5)	our management proxy circular dated March 30, 2012, in connection with the Meeting.

Financial information for the fiscal year ended December 31, 2011 is provided in our comparative financial statements and MD&A, which are included in the our most recent annual report.

Requests for the above-mentioned disclosure documents can be made to the Secretary of the Corporation by mail at Suite 300, 181 Bay Street, Brookfield Place, Box 762, Toronto, Ontario M5J 2T3 or by e-mail at contact-form@brookfieldofficeproperties.com. Copies of these documents and additional information relating to BPO are also available on BPO’s website at www.brookfieldofficeproperties.com and BPO’s SEDAR profile at www.sedar.com.

Other Business

The Corporation knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

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Directors’ Approval

The contents and sending of this Circular have been approved by the directors of the Corporation.

BRETT M. FOX

General Counsel and Secretary

New York, New York, USA

March 30, 2012

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APPENDIX A – CORPORATE GOVERNANCE GUIDELINES

1.	INTRODUCTION

Corporate governance relates to the activities of the board of directors (the “Board”) who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.

The Board is of the view that the corporate governance policies and practices of Brookfield Office Properties Inc. (“Brookfield” or the “Corporation”), outlined below (the “Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.

The Board of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation’s Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

(b)	oversee the financial and business strategies and objectives included within the business plan;

Appoint and monitor senior management

(a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

(b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:

(c)	oversee the selection, evaluation and compensation of other senior management;

(d)	monitor succession planning of the Chief Executive Officer and other members of senior management;

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(e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;

Risk assessment and management

(a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

Public disclosure and financial reporting

(a)	oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that the Corporation maintains its integrity and accountability;

Corporate governance

(a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

(b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

(c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

(a)	approve all material transactions for the Corporation; and

(b)	approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.

3.	QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.

Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.

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4.	COMPOSITION OF BOARD

Size of Board and selection process

The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation, the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.

The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than ten directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.

Independence of directors and representation of shareholders interests

Brookfield Asset Management Inc. (“BAM”) owns a majority of the Corporation’s voting shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. Six of the Corporation’s eleven directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have two representatives on the Board and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director.

“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

(a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last three years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

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(b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

(d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn.$75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

(e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years made payments to, or received payments from, the Corporation in excess of the greater of US$1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.

Members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

(a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

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(b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.

Each member of the Audit Committee shall be financially literate.

The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Chairperson(s)

The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.

Election of directors

Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Corporation does not have a mandatory age for the retirement of directors, as the Governance and Nominating Committee determined that such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved director criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each director’s continuation on the board. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

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Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

(a)	the competencies and skills necessary for the Board, as a whole, to possess;

(b)	the competencies and skills that each existing director possesses; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

5.	MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.

The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. The Chairperson of the Board, the Chief Executive Office and any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chief Financial Officer or the Corporation’s auditor.

Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting for Board meetings or 24 hours prior to the meeting for committee meetings. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

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Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

A quorum for any Board meeting is not less than a majority of directors and for any committee meeting is not less than a majority of committee members, unless the directors fix the quorum otherwise.

The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

Independent Directors’ meetings

The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the “Lead Independent Director”). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.

6.	DIRECTORS RESPONSIBILITIES

Director orientation and continuing education

The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the Board of Directors, its committees and its directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Corporation and its operations.

Attendance and participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.

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Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

Access to independent advisors

The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Directors may retain outside advisors, at the expense of the Corporation, without the Board’s approval, at any time. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.

7.	COMMITTEES OF THE BOARD

General

Brookfield believes that Board committees assist in the effective functioning of the Board and that the appropriate composition of Board committees should enable the views of independent directors to be effectively represented.

The Human Resources and Compensation Committee is comprised of a majority of Independent Directors and has one BAM representative. The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Directors.

The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.

The following is a brief description of the mandate of each standing committee:

Audit Committee

The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and review of related operations prior to their approval by the full Board. In addition, the Audit Committee is responsible for recommending to the Board the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; the Corporation’s incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also maintains the Board approved succession plan for the Chief Executive Officer, reviews the position description of the Chief Executive Officer, establishes objectives against which to review and assess the Chief Executive Officer’s performance and annually assesses the performance of the Chief Executive Officer against these pre-determined objectives.

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Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Corporation’s Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.

Committee Chairpersons

The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldofficeproperties.com.

8.	EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. Each year, a detailed survey is sent to directors regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Corporation’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Corporation (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board of Directors has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

9.	MANAGEMENT

Management’s role

The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.

Brookfield’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.

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Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.

Management’s relationship to the Board

Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Corporation’s Chairperson and Chief Executive Officer without other members of senior management present.

Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board’s approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

Board access to management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s business plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Corporation.

Management succession

The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

Management performance review and rewards

The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.

Brookfield’s compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.

10.	COMMUNICATION AND DISCLOSURE POLICIES

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The Corporation has adopted a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure Policy is reviewed annually by the Board and available on the Corporation’s Web site, www.brookfieldofficeproperties.com.

The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time. Shareholders who wish to contact the Chairman, lead independent director or other Board members can do so directly or through the Secretary of the Corporation.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

11.	DIRECTOR COMPENSATION

Directors who are employees of the Corporation do not receive any compensation for service as directors of the Corporation.

The Board of Directors, through the Governance and Nominating Committee, annually reviews the compensation paid to independent directors, taking into account the complexity of the Corporation’s operations, the risks and responsibilities involved in being a director of the Corporation, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to directors of comparable companies.

Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.

12.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors encourages senior officers to create a culture of integrity throughout the organization. The Board expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code of Business Conduct and Ethics (the “Code”) which formally sets out standards for behaviour and practice. The Board of Directors monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandates that all directors, officers and employees report breaches of the Code and may do so anonymously using the Corporation’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for directors may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by the Corporation to the extent required by law, regulation or stock exchange requirement.

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13.	PROHIBITION ON PERSONAL LOANS

The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.

14.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.

In addition, the Corporation maintains directors and officers insurance. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.	CONFLICTS OF INTEREST

Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s Secretary at:

Board of Directors of Brookfield Office Properties Inc.
c/o Brookfield Office Properties Inc.
Three World Financial Center
New York, New York 10281-1021
U.S.A.

Brookfield Brookfield Office Properties | 2012 Management Proxy Circular	59

APPENDIX

Position description of Chairperson

The Chairperson of the Board of Brookfield is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:

(a)	provide leadership to foster the effectiveness of the Board;

(b)	ensure there is an effective relationship between the Board and senior management of the Corporation;

(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

(e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

(f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

(i)	provide additional services requested by the Board.

Position description of Lead Independent Director

The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:

(a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and

(b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.

Brookfield Brookfield Office Properties | 2012 Management Proxy Circular	60

Position description of Chief Executive Officer

The Chief Executive Officer of Brookfield is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:

(a)	develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

(c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;

(d)	act as the primary spokesperson for the Corporation;

(e)	recommend to the Board the appointment or termination of senior management of the Corporation;

(f)	present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

(g)	together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Brookfield Brookfield Office Properties | 2012 Management Proxy Circular	61